Martha Redding
Associate General Counsel
Assistant Secretary

New York Stock Exchange
11 Wall Street
New York, NY 10005
T + 1 212 656 2938
F + 1 212 656 8101
Martha.Redding@theice.com

June 29, 2020

VIA KITEWORKS

U.S. Securities and Exchange Commission
Division of Market Regulation
Office of Market Supervision
100 F Street, NE
Washington, D.C. 20549

Re: Amendments to Form 1

Enclosed please find the 2020 amendments to the Form 1 applications pursuant to Rule 6a-2 under the Securities Exchange Act of 1934 (the "Act") for New York Stock Exchange LLC ("NYSE"), NYSE American LLC ("NYSE American"), NYSE Arca, Inc. ("NYSE Arca"), NYSE Chicago, Inc. ("NYSE Chicago"), and NYSE National, Inc. ("NYSE National" and collectively, the "Exchanges").

In April 2017, the Securities and Exchange Commission granted NYSE, NYSE American, NYSE Arca, and NYSE National a conditional exemption from certain requirements of Rule 6a-2 under the Act.[1] In April 2019, a substantially similar exemption was granted for NYSE Chicago.[2] Pursuant to such exemptions, the Exchanges are providing, as a supplement under separate cover, an organizational chart of Intercontinental Exchange, Inc. ("ICE"), the Exchanges' parent company, as of June 2020 (the "ICE Organizational Chart"). The ICE Organizational Chart amends the previously provided information setting forth the affiliation of the foreign indirect affiliates of the Exchanges.[3]

The Exchanges note that, although such entities are on the ICE Organizational Chart, Exhibit D ("Ex. D") does not include the financial statements of Bridge2 Solutions, LLC, B2S Resale, LLC, B2S Direct, LLC, Aspire Loyalty Solutions, LLC, and B2S Canada, LLC, because such entities were not affiliates of the Exchanges during the year ended December 31, 2019. In each case, ICE acquired the entity after December 31, 2019. In addition, Ex. D does not include the

---

1 See Securities Exchange Act Release No. 80536 (April 27, 2017), 82 FR 20671 (May 3, 2017) (order granting application by New York Stock Exchange LLC, NYSE MKT LLC, NYSE Arca, Inc., and NYSE National, Inc., respectively, for a conditional exemption pursuant to Section 36(a) of the Exchange Act from certain requirements of Rule 6a–2 under the Exchange Act).

2 See Securities Exchange Act Release No. 85611 (April 11, 2019), (order granting application by NYSE Chicago, Inc. for a conditional exemption pursuant to Section 36(a) of the Exchange Act from Certain Requirements of Rule 6a-2 under the Exchange Act).

3 See id. at 5, and 82 FR 20671, at 20672.

financial statements of Archipelago Securities LLC, Archipelago Trading Services, Inc., ICE Bonds Securities Corporation (f/k/a Creditex Securities Corporation), ICE Securities Execution & Clearing, LLC or TMC Bonds, L.L.C. because such entities submitted annual financial statements pursuant to Commission Rule 17a-5.

If you have questions, please do not hesitate to contact Martha Redding, Associate General Counsel and Assistant Secretary, at (212) 656-2938 or martha.redding@theice.com

Sincerely,

Martha Redding

Enclosures

Form 1 Page 1 Execution Page	UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549 APPLICATION FOR, AND AMENDMENTS TO APPLICATION FOR, REGISTRATION AS A NATIONAL SECURITIES EXCHANGE OR EXEMPTION FROM REGISTRATION PURSUANT TO SECTION 5 OF THE EXCHANGE ACT	Date filed (MM/DD/YY): 06/29/20	OFFICIAL USE ONLY

WARNING: Failure to keep this form current and to file accurate supplementary information on a timely basis, or the failure to keep accurate books and records or otherwise to comply with the provisions of law applying to the conduct of the applicant would violate the federal securities laws and may result in disciplinary, administrative, or criminal action.

INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACTS MAY CONSTITUTE CRIMINAL VIOLATIONS

☐ APPLICATION ☑ AMENDMENT

1. State the name of the applicant: NYSE Arca, Inc.
2. Provide the applicant's primary street address (Do not use a P.O. Box): 11 Wall Street, New York, NY 10005

20012253

3. Provide the applicant's mailing address (if different): 11 Wall Street, New York, NY 10005
4. Provide the applicant's business telephone and facsimile number:
   212-656-2938 (Telephone) 212-656-8101 (Facsimile)
5. Provide the name, title, and telephone number of a contact employee:
   Martha Redding (Name) Assistant Secretary (Title) 212-656-2938 (Telephone Number)
6. Provide the name and address of counsel for the applicant:
   Martha Redding
   NYSE Holdings LLC
   11 Wall Street, New York, NY 10005
7. Provide the date applicant's fiscal year ends: December 31
8. Indicate legal status of applicant: ☑ Corporation ☐ Sole Proprietorship ☐ Partnership ☐ Limited Liability Company ☐ Other (specify):

   If other than a sole proprietor, indicate the date and place where applicant obtained its legal status (e.g. state where incorporated, place where partnership agreement was filed or where applicant entity was formed):

   (a) Date (MM/DD/YY): 12/21/72 (b) State/Country of formation: Delaware

   (c) Statute under which applicant was organized: Delaware General Corporation Law

EXECUTION: The applicant consents that service of any civil action brought by , or notice of any proceeding before, the Securities and Exchange Commission in connection with the applicant's activities may be given by registered or certified mail or confirmed telegram to the applicant's contact employee at the main address, or mailing address if different, given in Items 2 and 3. The undersigned, being first duly sworn, deposes and says that he/she has executed this form on behalf of , and with the authority of , said applicant. The undersigned and applicant represent that the information and statements contained herein, including exhibits, schedules, or other documents attached hereto, and other information filed herewith, all of which are made a part hereof, are current, true, and complete.

Date: 06/29/20 (MM/DD/YY) NYSE Arca, Inc. (Name of applicant)

By: Martha Redding Digitally signed by Martha Redding Date: 2020.06.29 13:53:39 -04'00' (Signature) ~~Martha Redding, Assistant Secretary~~ (Printed Name and Title)

Subscribed and sworn before me this ______ day of ______________ (Month), _________ (Year) by ______________ (Notary Public)

My Commission expires ______________ County of ________________ State of ______________________

This page must always be completed in full with original, manual signature and notarization.
Affix notary stamp or seal where applicable.

Based upon relief from Commission staff and difficulties arising from COVID-19, NYSE Arca, Inc. is making this filing without a notarization.

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.

Exhibits Accompanying Amendment

to

FORM 1 REGISTRATION STATEMENT

of

NYSE ARCA, INC.

June 2020

EXHIBIT D

ACCOMPANYING AMENDMENT TO FORM 1 REGISTRATION STATEMENT

OF

NYSE ARCA, INC.

JUNE 2020

EXHIBIT D

The unconsolidated financial statements for each subsidiary or affiliate of NYSE Arca, Inc. for the last fiscal year follow.

This Exhibit D does not include the financial statements of Bridge2 Solutions, LLC, B2S Resale, LLC, B2S Direct, LLC, Aspire Loyalty Travel Solutions, LLC, and B2S Canada, LLC, because such entities were not affiliates of the Exchange during the year ended December 31, 2019.

This Exhibit D does not include the financial statements of Archipelago Securities LLC, Archipelago Trading Services, Inc., ICE Bonds Securities Corporation (f/k/a Creditex Securities Corporation), ICE Securities Execution & Clearing, LLC or TMC Bonds, L.L.C. because such entities submitted annual financial statements pursuant to Commission Rule 17a-5.

NYSE AMEX Options LLC
BALANCE SHEET
As of December 31, 2019
(Unaudited)
(in thousands)

CURRENT ASSETS:		
Cash and cash equivalents	$	111
Due from affiliates		224,460
Income tax receivable		991
Current assets		225,562
NON-CURRENT ASSETS:		
Goodwill		89,412
Investment in subsidiary		59,971
Other non-current assets		149,383
Assets		374,945
LIABILITIES and EQUITY:		
CURRENT LIABILITIES:		
Accounts payable and accrued liabilities		10,338
SEC fees payable		2,719
Current liabilities		13,057
NON-CURRENT LIABILITIES:		
Other non-current liabilities		1,072
Non-Current liabilities		1,072
Liabilities		14,129
Noncontrolling Interest		(27,418)
SHAREHOLDERS EQUITY:		
Additional paid-in capital		529
Retained earnings		387,705
Equity		388,234
Total liabilities and equity	$	374,945

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2019 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2019, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

NYSE AMEX Options LLC
STATEMENT OF INCOME
Year Ended December 31, 2019
(Unaudited)
(in thousands)

Transaction and clearing fees, net	$	66,627
Data services fees, net		4,993
Other revenues		25,272
Transaction based expenses		(8,050)
Total revenue, less transaction-based expenses		**88,842**
Compensation and benefits		0
Professional services		31
Technology and communication		2,263
Selling, general and administrative		113
Affiliate expense		26,707
Operating expenses		**29,114**
Operating income		**59,728**
Interest income		384
Other expense, net		**384**
Pre-tax net income		**60,112**
Income tax expense		878
Net income		**59,234**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2019 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2019, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ICE TRADE THE WORLD™

BAKKT Clearing, LLC
Balance Sheet
As of December 31, 2019
(Unaudited)

(in thousands)

Current assets:		
Cash and cash equivalents	$	100
Short-term investments		2,982
Accounts receivable, net		115
Prepaid expenses and other current assets		1,542
Current assets		4,739
Other non-current assets:		
Investment in subsidiary		1,194
Other noncurrent assets		12,665
Other non-current assets		13,859
Total assets	$	18,598
LIABILITIES and EQUITY		
Current liabilities:		
Accounts payable and accrued liabilities	$	473
Due to affiliates, net		792
Current liabilities		1,265
Non-current liabilities:		
Other noncurrent liabilities		-
Non-current liabilities		-
Total liabilities		1,265
Equity:		
Retained earnings		17,333
Total equity		17,333
Total liabilities and equity	$	18,598

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2019 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2019, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

BAKKT Clearing, LLC
Statement of Income
Year Ended December 31, 2019
(Unaudited)
(in thousands)

Revenues:	
Affiliate revenue	$ 2,696
Total revenues	2,696
Expenses:	
Professional services	(2,128)
Technology and communication	2,419
Rent and occupancy	526
Selling, general and adminstrative	60
Depreciation and amortization	82
Affiliate expense	1,737
Operating expenses	2,696
Operating loss	-
Interest income	158
Other income, net	110
Other income, net	268
Pre-tax net income	268
Income tax expense	-
Net income	$ 268

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2019 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2019, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

BAAKT Holdings, LLC
Balance Sheet
As of December 31, 2019
(Unaudited)
(in thousands)

CURRENT ASSETS:		
Cash and cash equivalents	$	74,232
Prepaid expenses and other current assets		84
Due from affiliates, net		21,096
Income tax receivable		65
Current assets		95,477
OTHER NON-CURRENT ASSETS:		
Goodwill		9,200
Other intangibles, net		554
Investment in Subsidiary		81,281
Deferred tax assets- non current		69
Other non-current assets		91,104
Total assets	$	186,581
LIABILITIES and EQUITY:		
CURRENT LIABILITIES:		
Accounts payable and accrued liabilities		23
Current liabilities		23
Total liabilities		23
NON-CONTROLLING INTEREST		81,673
EQUITY:		
Contributed capital		113,304
Retained deficit		(8,419)
Total equity		104,885
Total liabilities and equity	$	186,581

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2019 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2019, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

BAAKT Holdings, LLC
Statement of Income
Year Ended December 31, 2019
(Unaudited)
(in thousands)

Revenue:		
Total Revenue		-
Expenses:		
Compensation and benefits		10,673
Professional services		46
M&A expenses		717
Selling, general, and administrative		20
Operating expenses		11,456
Operating loss		(11,456)
Interest income		2,934
Other income(expense) net		(31)
Other income, net		2,903
Pre-tax net loss		(8,553)
Income tax benefit		134
Net loss	$	(8,419)

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2019 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2019, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

BAKKT Management Holdings, LLC
Balance Sheet
As Of December 31, 2019
(Unaudited)

ASSETS:

Other assets		1
Total assets	**$**	**1**

LIABILITIES AND EQUITY:

EQUITY:

Member capital		1
Equity		**1**
Total equity	**$**	**1**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of nor recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include incom taxes accounting and equity method accounting. The balance sheet at December 31, 2019 has been derived from the audite financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all c information required by generally accepted accounting principles for complete financial statements. These financial stateme should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the ended December 31, 2019, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

BAKKT Management, LLC
Balance Sheet
As Of December 31, 2019
(Unaudited)

ASSETS:		
Other assets		1
Total assets	**$**	**1**
LIABILITIES AND EQUITY:		
EQUITY:		
Member capital		1
Equity		**1**
Total equity	**$**	**1**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of nor recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include incom taxes accounting and equity method accounting. The balance sheet at December 31, 2019 has been derived from the audite financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all c information required by generally accepted accounting principles for complete financial statements. These financial stateme should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the ended December 31, 2019, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ICE TRADE THE WORLD™

BAKKT Marketplace. LLC
Balance Sheet
As of December 31, 2019
(Unaudited)

(in thousands)

Current assets:		
Cash and cash equivalents	$	1,000
Prepaid expenses and other current assets		222
Current assets		1,222
Plant property and equipment		
Property and equipment		8,125
Property and equipment		8,125
Other non-current assets:		
Other noncurrent assets		-
Other non-current assets		-
Total assets	$	9,347

LIABILITIES and EQUITY

Current liabilities:		
Accounts payable and accrued liabilities	$	669
Due to affiliates, net		12,240
Current liabilities		12,909
Non-current liabilities:		
Other noncurrent liabilities		-
Non-current liabilities		-
Total liabilities		12,909
Equity:		
Retained deficit		(3,562)
Total equity		(3,562)
Total liabilities and equity	$	9,347

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2019 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2019, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

BAKKT Marketplace, LLC
Statement of Income
Year Ended December 31, 2019
(Unaudited)
(in thousands)

Revenues:		
Affiliate revenue	$	-
Total revenues		-
Expenses:		
Professional services		1,188
Technology and communication		1,465
Rent and occupancy		3
Selling, general and adminstrative		634
Affiliate expense		3,594
Operating expenses		6,884
Operating loss		(6,884)
Other income, net		-
Other income, net		(6,884)
Pre-tax net loss		(6,884)
Income tax expense		-
Net loss	$	(6,884)

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2019 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2019, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

BAKKT Trade, LLC
Balance Sheet
As Of December 31, 2019
(Unaudited)

ASSETS:

Other assets		1
Total assets	**$**	**1**

LIABILITIES AND EQUITY:

EQUITY:

Member capital		1
Equity		**1**
Total equity	**$**	**1**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of nor recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include incon taxes accounting and equity method accounting. The balance sheet at December 31, 2019 has been derived from the audite financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all c information required by generally accepted accounting principles for complete financial statements. These financial stateme should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the ended December 31, 2019, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ICE TRADE THE WORLD™

BAKKT Trust Company, LLC
Balance Sheet
As of December 31, 2019
(Unaudited)

(in thousands)

Current assets:		
Restricted cash	$	16,661
Prepaid expenses and other current assets		6
Due from affiliates, net		30,251
Income tax receivable		13
Current assets		46,931
Plant property and equipment		
Property and equipment		2,286
Accumulated depreciation		(79)
Property and equipment		2,207
Other non-current assets:		
Other noncurrent assets		-
Other non-current assets		-
Total assets	$	49,138

LIABILITIES and EQUITY

Current liabilities:		
Accounts payable and accrued liabilities	$	123
Current liabilities		123
Non-current liabilities:		
Other noncurrent liabilities		-
Non-current liabilities		-
Total liabilities		123
Equity:		
Retained earnings		49,015
Total equity		49,015
Total liabilities and equity	$	49,138

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2019 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2019, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ICE TRADE THE WORLD™

BAKKT Trust Company, LLC
Statement of Income
Year Ended December 31, 2019
(Unaudited)
(in thousands)

Revenues:		
Affiliate revenue	$	-
Total revenues		-
Expenses:		
Professional services		331
Technology and communication		336
Selling, general and adminstrative		23
Depreciation and amortization		79
Affiliate expense		2,267
Operating expenses		3,036
Operating loss		(3,036)
Intercompany interest income		188
Other income, net		188
Pre-tax net loss		(2,848)
Income tax benefit		13
Net loss	$	(2,835)

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2019 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2019, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

BAKKT, LLC
Balance Sheet
As of December 31, 2019
(Unaudited)
(in thousands)

CURRENT ASSETS:		
Cash and cash equivalents	$	1,141
Prepaid expenses and other current assets		221
Income tax receivable		2
Current assets		1,364
PLANT PROPERTY AND EQUIPMENT:		
Property and equipment		778
Accumulated depreciation		(2)
Property and equipment, net		776
OTHER NON-CURRENT ASSETS:		
Other intangibles, net		3
Other non-current assets		3
Total assets	$	2,143
LIABILITIES and EQUITY:		
CURRENT LIABILITIES:		
Accounts payable and accrued liabilities	$	2,729
Accrued salaries and benefits		1,914
Due to affiliates, net		12,161
Current liabilities		16,804
Total liabilities		16,804
EQUITY:		
Retained deficit		(14,661)
Total equity		(14,661)
Total liabilities and equity	$	2,143

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2019 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2019, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

BAKKT, LLC
Statement of Income
Year Ended December 31, 2019
(Unaudited)
(in thousands)

Revenue:	
Affiliate revenue	$ 6,906
Total Revenue	6,906
Expenses:	
Compensation and benefits	13,201
Professional services	2,320
M&A expenses	14
Technology and communication	1,512
Selling, general and administrative	1,322
Depreciation and amortization	2
Affiliate expense	3,195
Operating expenses	21,566
Operating loss	(14,660)
Pre-tax net loss	(14,660)
Income tax expense	-
Net loss	$ (14,660)

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2019 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2019, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

Ballista Holdings, LLC
Balance Sheet
As Of December 31, 2019
(Unaudited)
(In thousands)

CURRENT ASSETS:	
Cash and cash equivalents	$ -
Current assets	-
OTHER NONCURRENT ASSETS	
Investment in affiliate	3,103
Goodwill	1,131
Other noncurrent assets	4,234
Total assets	**$ 4,234**
LIABILITIES AND MEMBER EQUITY:	
CURRENT LIABILITIES:	
Due to affiliates	$ 4,691
Current liabilities	4,691
Total liabilities	**4,691**
EQUITY:	
Retained deficit	(457)
Equity	**(457)**
Total liabilities and equity	**$ 4,234**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurrir adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2019 has been derived from the audited financial statements of Intercontinental Exchai Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchan Inc. financial statements and notes thereto for the year ended December 31, 2019, which are contained in our Annual Report on Form 1 previously filed with the Securities and Exchange Commission.

ICE TRADE THE WORLD™

Ballista Holdings, LLC
Income Statement
Year Ended December 31, 2019
(Unaudited)
(In thousands)

OPERATING EXPENSES:	
Selling, general & administration	$ -
Operating expenses	-
Net loss	**$ -**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2019 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2019, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

BRIX Holding Company, LLC
Balance Sheet
As Of December 31, 2019
(Unaudited)
(In thousands)

Total assets	**$**	**-**
LIABILITIES AND MEMBER EQUITY:		
CURRENT LIABILITIES:		
Due to affiliate	$	1
Current liabilities		1
Total liabilities		**1**
EQUITY:		
Member capital		2,703
Retained deficit		(2,704)
Equity		**(1)**
Total liabilities and equity	**$**	**-**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of nor recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include incom taxes accounting and equity method accounting. The balance sheet at December 31, 2019 has been derived from the audite financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all c information required by generally accepted accounting principles for complete financial statements. These financial stateme should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the ended December 31, 2019, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

BRIX Holding Company, LLC
Income Statement
Year Ended December 31, 2019
(Unaudited)
(In thousands)

OTHER EXPENSE:		
Other expense		0
Other expense		**0**
Net loss	**$**	**0**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2019 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2019, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

Chatham Energy LLC
Balance Sheet
Year Ended December 31, 2019
(Unaudited)
(In thousands)

CURRENT ASSETS:		
Due from affiliate	$	26,823
Current assets		26,823
PROPERTY PLANT AND EQUIPMENT:		
Property and equipment cost		37
Accumulated depreciation		(37)
Property and equipment net		0
OTHER NON-CURRENT ASSETS		
Goodwill		5,402
Other intangibles, net		1,862
Other non-current assets		7,264
Total assets	**$**	**34,087**
LIABILITIES AND EQUITY:		
CURRENT LIABILITIES:		
Accounts payable and accrued liabilities	$	3
Accrued salaries and benefits		7
Current liabilities		10
Total liabilities		**10**
EQUITY:		
Contributed Capital		29,256
Retained Earnings		4,821
Equity		**34,077**
Total liabilities and equity	**$**	**34,087**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2019 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2019, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

Chatham Energy LLC
Income Statement
Year Ended December 31, 2019
(Unaudited)
(In thousands)

REVENUES:		
Revenue from affiliate	$	2,335
Operating revenues		**2,335**
OPERATING EXPENSES:		
Compensation and benefits		726
Professional services		15
Rent and occupancy		88
Technology and communication		44
Selling, general and administrative		8
Depreciation and amortization expense		1,038
Intercompany affiliate expense		255
Operating expenses		**2,174**
Net income	**$**	**161**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2019 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2019, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

Chicago Climate Exchange, Inc.
Balance Sheet
As Of December 31, 2019
(Unaudited)
(In thousands)

CURRENT ASSETS:		
Cash and cash equivalents	$	62
Income tax receivable		203
Due to affiliates		402
Current assets		667
OTHER NON-CURRENT ASSETS		
Investment in subsidiary		33,332
Other non-current assets		33,332
Total assets	**$**	**33,999**
LIABILITIES AND EQUITY:		
CURRENT LIABILITIES:		
Accounts payable and accrued liabilities	$	5
Current liabilities		5
NON-CURRENT LIABILITIES:		
Deferred tax liabilities - non-current		11,161
Non-current liabilities		11,161
Total liabilities		**11,166**
EQUITY:		
Contributed capital		1,950
Retained earnings		17,438
Accumulated other comprehensive income		3,445
Equity		**22,833**
Total liabilities and equity	**$**	**33,999**

ıf management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring ecessary to fairly present our financial position and results of operations for the period presented. Certain information ed in financial statements prepared in accordance with accounting principles generally accepted in the United States of een condensed or omitted. These financial statements do not include income taxes accounting and equity method balance sheet at December 31, 2019 has been derived from the audited financial statements of Intercontinental the ultimate parent company) at that date but does not include all of the information required by generally accepted ciples for complete financial statements. These financial statements should be read in conjunction with the lExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2019, which are contained eport on Form 10-K previously filed with the Securities and Exchange Commission.

Chicago Climate Exchange, Inc.
Income Statement
Year Ended December 31, 2019
(Unaudited)
(In thousands)

TOTAL REVENUE	$	-
OPERATING EXPENSES:		
Compensation and benefits		(2)
Selling, general & administration		24
Operating expenses		**22**
Operating loss		**(22)**
OTHER EXPENSE:		
Other expense		**0**
Pre-tax net loss		(22)
Income tax benefit		139
Net income	$	**117**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2019 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2019, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

Chicago Climate Futures Exchange, LLC
Balance Sheet
As Of December 31, 2019
(Unaudited)
(in thousands)

CURRENT ASSETS:		
Cash and cash equivalents	$	-
Current assets		-
OTHER NON-CURRENT ASSETS		
Investment in subsidary		2,529
Other non-current assets		2,529
Total Assets	**$**	**2,529**
LIABILITIES AND MEMBER EQUITY:		
CURRENT LIABILITIES:		
Due to affiliates	$	-
Current liabilities		-
Total liabilities		**-**
EQUITY:		
Retained earnings		2,529
Member Equity		**2,529**
Total Liabilities and Member Equity	**$**	**2,529**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of nor recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include incon taxes accounting and equity method accounting. The balance sheet at December 31, 2019 has been derived from the audite financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all c information required by generally accepted accounting principles for complete financial statements. These financial stateme should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the ended December 31, 2019, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

Chicago Climate Futures Exchange, LLC
Income Statement
Year Ended December 31, 2019
(Unaudited)
(in thousands)

TOTAL REVENUE	$	-
OPERATING EXPENSES:		
Selling, general and administrative		-
Operating expenses		-
Net loss	$	-

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2019 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2019, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

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CHXBD, LLC
Balance Sheet
As of December 31, 2019
(Unaudited)
(in thousands)

Current assets:		
Cash and cash equivalents	$	126
Due from affiliates, net		16
Current assets		142
Total assets	$	142

LIABILITIES and EQUITY

Current liabilities:		
Due to affilates, net	$	-
Current liabilities		-
Total liabilities		-
Equity:		
Net loss		(1)
Retained earnings		143
Total equity		142
Total liabilities and equity	$	142

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2019 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2019, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

CHXBD, LLC
Statement of Income
Year Ended December 31, 2019
(Unaudited)
(in thousands)

Revenues:		
Transaction and clearing fees, net	$	-
Total revenues		-
Expenses:		
Compensation and benefits		
Selling, general and adminstrative		1
Operating expenses		1
Operating loss		(1)
Other expenses, net		-
Other expense, net		-
Pre-tax net loss		(1)
Income tax benefit		-
Net loss	$	(1)

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2019 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2019, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

Commodities Exchange Center (dormant)
Balance Sheet
As Of December 31, 2019
(Unaudited)

ASSETS:		
Other assets		1
Total Assets	**$**	**1**
LIABILITIES AND MEMBER EQUITY:		
MEMBER EQUITY:		
Member capital		1
Member equity		**1**
Total member equity	**$**	**1**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of nor recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include incom taxes accounting and equity method accounting. The balance sheet at December 31, 2019 has been derived from the audite financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all c information required by generally accepted accounting principles for complete financial statements. These financial stateme should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the ended December 31, 2019, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

CREDIT MARKET ANALYSIS USA, Inc.
BALANCE SHEET
As of December 31, 2019
(Unaudited)
(in thousands)

CURRENT ASSETS:		
Cash and cash equivalents	$	86
Income tax receivable		2
Current assets		88
PROPERTY AND EQUIPMENT		
Property and equipment cost		1,340
Accumulated depreciation		(541)
Property and equipement, net		799
OTHER NON-CURRENT ASSETS:		
Deferred tax assets- noncurrent		1,063
Other non-current assets		1,063
Assets		1,950
LIABILITIES and EQUITY:		
CURRENT LIABILITIES:		
Accounts payable and accrued liabilities		19
Accrued salaries and benefits		676
Due to affiliates		2,354
Current liabilities		3,049
NON-CURRENT LIABILITIES:		
Deferred tax liability - non-current		-
Non-current liabilities		0
SHAREHOLDERS EQUITY:		
Contributed capital		587
Retained deficit		(1,686)
Equity		(1,099)
Total liabilities and equity	$	1,950

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2019 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2019, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

CREDIT MARKET ANALYSIS USA, Inc.
STATEMENT OF INCOME
Year Ended December 31, 2019
(Unaudited)
(in thousands)

Market Data Fees	$ -
Affiliate income	11,062
Total revenue	**11,062**
Compensation and benefits	3,687
Professional services	5
Acquisition-related transaction and integration costs	-
Technology and communication	7
Rent and Other Occupancy	158
Selling, general and administrative	214
Depreciation and amortization	356
Operating expenses	**4,427**
Operating income	**6,635**
Other expense, net	18
Other income, net	**18**
Pre-tax net income	**6,617**
Income tax benefit	523
Net income	**7,140**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2019 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2019, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

CREDITEX GROUP, INC.
BALANCE SHEET
As of December 31, 2019
(Unaudited)
(in thousands)

CURRENT ASSETS:		
Cash and cash equivalents	$	6,506
Prepaid expenses and other current assets		121
Current income tax receivable		32
Current assets		6,659
PLANT PROPERTY AND EQUIPMENT:		
Property and equipment cost		34,025
Accumulated depreciation		(27,085)
Property and equipment, net		6,940
OTHER NON-CURRENT ASSETS:		
Goodwill		358,772
Other intangibles, net		4,267
Other noncurrent assets		150
Other non-current assets		363,189
Assets		376,788
LIABILITIES and EQUITY:		
CURRENT LIABILITIES:		
Accounts payable and accrued liabilities		260
Accrued salaries and benefits		5,834
Due to affiliates, net		463,513
Current liabilities		469,607
NON-CURRENT LIABILITIES:		
Deferred tax liabilities - noncurrent		642
Other Non Current Liabilities		57
Non-current liabilities		699
Liabilities		470,306
EQUITY:		
Contributed capital		437,915
Retained deficit		(533,126)
Accumulated other comprehensive income		1,693
Equity		(93,518)
Total liabilities and equity	$	376,788

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2019 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2019, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

CREDITEX GROUP, INC.
STATEMENT OF INCOME
Year Ended December 31, 2019
(Unaudited)
(In thousands)

Transaction fees, net	$	313
Affiliate revenue		19,907
Total revenue		20,220
Compensation and benefits		19,772
Professional services		211
Technology and communications		399
Rent and other occupancy		1,273
Selling, general & administration		228
Amortization & depreciation expense		9,681
Service & license fees to affiliate		7,974
Operating expenses		39,538
Operating loss		(19,318)
Interest income		33
Interest expense to affiliates		866
Other expense, net		928
Other expense, net		1,827
Pre-tax net loss		(17,491)
Income tax benefit		2,288
Net loss	$	(15,203)

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2019 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2019, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

Creditex Holdco, LLC
Balance Sheet
As Of December 31, 2019
(Unaudited)

ASSETS:		
Other assets	$	1
Total assets		**1**
LIABILITIES AND EQUITY:		
EQUITY:		
Member capital		1
Member equity		**1**
Total Equity	**$**	**1**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2019 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2019, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

CREDITEX, LLC
BALANCE SHEET
As of December 31, 2019
(Unaudited)
(In thousands)

ASSETS:		
Cash and cash equivalents	$	66
Accounts receivable, net of allowance		1,406
Due from affiliates, net		504,204
Assets	$	505,676
LIABILITIES and EQUITY:		
CURRENT LIABILITIES:		
Accounts payable and accrued liabilities	$	-
Current liabilities		-
Liabilities		-
Contributed capital		90,241
Retained earnings		415,435
Equity	$	505,676
Total liabilities and equity	$	505,676

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2019 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2019, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

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CREDITEX, LLC
STATEMENT OF INCOME
Year Ended December 31, 2019
(Unaudited)
(In thousands)

Transaction fees, net	$ 4,031
Total revenue	4,031
Selling, general & administration	(12)
Affiliate expense	166
Operating expenses	154
Operating income	3,877
Other expense, net	(19)
Pre-tax net income	3,858
Net income	$ 3,858

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2019 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2019, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

CREDITTRADE, INC.
BALANCE SHEET
As of December 31, 2019
(Unaudited)

OTHER NONCURRENT ASSETS:		
Deferred tax asset - noncurrent	$	577
Investment in subsidiary		4,178
Other noncurrent assets		4,755
Assets	$	4,755
LIABILITIES and EQUITY:		
CURRENT LIABILITIES:		
Due to affiliates, net		33
Current liabilities		33
EQUITY:		
Retained earnings		4,140
Accumulated other comprehensive income		582
Equity		4,722
Total liabilities and equity	$	4,755

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2019 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2019, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ICE TRADE THE WORLD™

CREDITTRADE, INC.
STATEMENT OF INCOME
Year Ended December 31, 2019
(Unaudited)
(In thousands)

Total revenue	$	-
		-
Operating expenses		-
Operating income		-
Pre-tax net income		-
Income tax expense		66
Net loss	$	(66)

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2019 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2019, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ICE TRADE THE WORLD™

DACC Technologies, Inc.
Balance Sheet
As of December 31, 2019
(Unaudited)

(in thousands)

Current assets:		
Cash and cash equivalents	$	-
Current assets		-
Other non-current assets:		
Goodwill		8,124
Other intangibles, net		1,538
Other non-current assets		9,662
Total assets	$	9,662
LIABILITIES and EQUITY		
Current liabilities:		
Accounts payable and accrued liabilities	$	8
Due to affiliates, net		209
Deferred Revenue		14
Current liabilities		231
Non-current liabilities:		
Deferred tax liabilities- noncurrent		644
Non-current liabilities		644
Total liabilities		875
Equity:		
Retained earnings		8,787
Total equity		8,787
Total liabilities and equity	$	9,662

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2019 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2019, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

DACC Technologies, Inc.
Statement of Income
Year Ended December 31, 2019
(Unaudited)
(in thousands)

Revenues:		
Other revenue	$	18
Total revenues		18
Expenses:		
Professional services		25
Technology and communication		110
Selling, general and adminstrative		30
Depreciation and amortization		162
Operating expenses		327
Operating loss		(309)
Other income, net		-
Other income, net		-
Pre-tax net loss		(309)
Income tax benefit		53
Net loss	$	(256)

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2019 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2019, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

DCFB LLC(dormant)
Balance Sheet
As Of December 31, 2019
(Unaudited)

ASSETS:		
Other assets		1
Total assets	**$**	**1**
LIABILITIES AND EQUITY:		
EQUITY:		
Member capital		1
Equity		**1**
Total equity	**$**	**1**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of nor recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include incom taxes accounting and equity method accounting. The balance sheet at December 31, 2019 has been derived from the audite financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all c information required by generally accepted accounting principles for complete financial statements. These financial stateme should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the ended December 31, 2019, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

Digital Asset Custody Company, Inc.
Balance Sheet
As Of December 31, 2019
(Unaudited)

ASSETS:

Other assets		1
Total assets	**$**	**1**

LIABILITIES AND EQUITY:

EQUITY:

Member capital		1
Equity		**1**
Total equity	**$**	**1**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of nor recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include incom taxes accounting and equity method accounting. The balance sheet at December 31, 2019 has been derived from the audite financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all c information required by generally accepted accounting principles for complete financial statements. These financial stateme should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the ended December 31, 2019, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

eCops, LLC (dormant)
Balance Sheet
As Of December 31, 2019
(Unaudited)

ASSETS:

Other assets		1
Total assets	**$**	**1**

LIABILITIES AND MEMBER EQUITY:

MEMBER EQUITY:

Member capital		1
Member Equity		**1**
Total Member Equity	**$**	**1**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of nor recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include incom taxes accounting and equity method accounting. The balance sheet at December 31, 2019 has been derived from the audite financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all c information required by generally accepted accounting principles for complete financial statements. These financial stateme should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the ended December 31, 2019, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

Electric Railroad LLC
Balance Sheet
As Of December 31, 2019
(Unaudited)

ASSETS:		
Other assets		1
Total assets	**$**	**1**
LIABILITIES AND EQUITY:		
EQUITY:		
Member capital		1
Equity		**1**
Total equity	**$**	**1**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of nor recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include incom taxes accounting and equity method accounting. The balance sheet at December 31, 2019 has been derived from the audite financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all c information required by generally accepted accounting principles for complete financial statements. These financial stateme should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the ended December 31, 2019, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

Enterprises Aviation, LLC
Balance Sheet
As Of December 31, 2019
(Unaudited)
(In thousands)

CURRENT ASSETS:		
Prepaid expenses and other current assets	$	19
Due from affliliate		893
Current assets		912
NON-CURRENT ASSETS:		
Deferred Tax Asset		52
Non-current assets		52
Total assets	**$**	**964**
LIABILITIES and EQUITY:		
CURRENT LIABILITIES:		
Accounts payable and accrued liabilities		307
Accrued salaries and benefits		197
Current liabilities		**504**
EQUITY:		
Contributed capital		330
Retained earnings		130
Equity		**460**
Total liability and equity	**$**	**964**

inion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal ; adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain ion normally included in financial statements prepared in accordance with accounting principles generally accepted in the :ates of America have been condensed or omitted. These financial statements do not include income taxes accounting and ethod accounting. The balance sheet at December 31, 2019 has been derived from the audited financial statements of :inental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by ' accepted accounting principles for complete financial statements. These financial statements should be read in ion with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, ıich are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

Enterprises Aviation, LLC
Income Statement
Year Ended December 31, 2019
(Unaudited)
(In thousands)

TOTAL REVENUE	**$**	-
OPERATING EXPENSES:		
Selling, general and administrative		342
Operating expenses		**342**
Pre-tax net loss		(342)
Income tax benefit		103
Net loss	**$**	**(239)**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2019 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2019, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

FINRA/NYSE Trade Reporting Facility LLC
Balance Sheet
As Of December 31, 2019
(Unaudited)

ASSETS:		
Other assets		1
Total assets	**$**	**1**
LIABILITIES AND EQUITY:		
EQUITY:		
Member capital		1
Equity		**1**
Total equity	**$**	**1**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of nor recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include incom taxes accounting and equity method accounting. The balance sheet at December 31, 2019 has been derived from the audite financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all c information required by generally accepted accounting principles for complete financial statements. These financial stateme should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the ended December 31, 2019, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

Guaranty Clearing Corporation (dormant)
Balance Sheet
As Of December 31, 2019
(Unaudited)

ASSETS:	
Other assets	$ 1
Total assets	**1**
LIABILITIES AND EQUITY:	
EQUITY:	
Member capital	1
Equity	**1**
Total equity	**$ 1**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of nor recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include incom taxes accounting and equity method accounting. The balance sheet at December 31, 2019 has been derived from the audite financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all c information required by generally accepted accounting principles for complete financial statements. These financial stateme should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the ended December 31, 2019, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

Hawk Enterprises 1, Inc.(dormant)
Balance Sheet
As Of December 31, 2019
(Unaudited)

ASSETS:		
Other assets		1
Total assets	**$**	**1**
LIABILITIES AND EQUITY:		
EQUITY:		
Member capital		1
Equity		**1**
Total equity	**$**	**1**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of nor recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include incom taxes accounting and equity method accounting. The balance sheet at December 31, 2019 has been derived from the audite financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all c information required by generally accepted accounting principles for complete financial statements. These financial stateme should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the ended December 31, 2019, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

Hawk Enterprises 2, LLC(dormant)
Balance Sheet
As Of December 31, 2019
(Unaudited)

ASSETS:		
Other assets		1
Total assets	**$**	**1**
LIABILITIES AND EQUITY:		
EQUITY:		
Member capital		1
Equity		**1**
Total equity	**$**	**1**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of nor recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include incom taxes accounting and equity method accounting. The balance sheet at December 31, 2019 has been derived from the audite financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all c information required by generally accepted accounting principles for complete financial statements. These financial stateme should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the ended December 31, 2019, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

Highway Networks LLC
Balance Sheet
As Of December 31, 2019
(Unaudited)

ASSETS:		
Other assets		1
Total assets	**$**	**1**
LIABILITIES AND EQUITY:		
EQUITY:		
Member capital		1
Equity		**1**
Total equity	**$**	**1**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of nor recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include incom taxes accounting and equity method accounting. The balance sheet at December 31, 2019 has been derived from the audite financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all c information required by generally accepted accounting principles for complete financial statements. These financial stateme should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the ended December 31, 2019, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ICE TRADE THE WORLD

ICE 4165, LLC
Balance Sheet
As Of December 31, 2019
(Unaudited)

ASSETS:		
Cash Clearing		
Other assets		1
Total assets	**$**	**1**
LIABILITIES AND EQUITY:		
EQUITY:		
Member capital		1
Equity		**1**
Total equity	**$**	**1**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2019 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2019, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ICE 5660, LLC
Balance Sheet
As Of December 31, 2019
(Unaudited)
(in thousands)

CURRENT ASSETS:		
Cash and cash equivalents	$	(19)
Prepaids		146
Current assets		127
PROPERTY PLANT AND EQUIPMENT:		
Property and equipment cost		139,615
Accumulated depreciation		(45,078)
Property and equipment, net		94,537
NON-CURRENT ASSETS		
Other non-current assets		138
Non-current assets		138
Total assets	$	94,802
LIABILITIES AND EQUITY:		
CURRENT LIABILITIES:		
Accounts payable and accrued liabilities	$	693
Due to affiliate		124,240
Other		60
Current liabilities		124,993
Total liabilities		124,993
EQUITY:		
Contributed capital		37,776
Retained deficit		(67,967)
Equity		(30,191)
Total liabilities and equity	$	94,802

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2019 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2019, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ICE 5660, LLC
Income Statement
Year Ended December 31, 2019
(Unaudited)
(in thousands)

Total Revenue		0
OPERATING EXPENSES:		
Professional Services		865
Rent and other occupancy		2,985
Selling, general and administrative		1,650
Amortization and depreciation expense		9,111
Operating expenses		**14,611**
Net loss	**$**	**(14,611)**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2019 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2019, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ICE Atrium Inc.
BALANCE SHEET
As of December 31, 2019
(Unaudited)
(in thousands)

CURRENT ASSETS:		
Cash and cash equivalents	$	424
Accounts receivable, net of allowance		186
Prepaid expenses and other current assets		166
Current assets		776
PLANT PROPERTY AND EQUIPMENT:		
Property and equipment		1,399
Accumulated depreciation		(656)
Property and equipment, net		743
NON-CURRENT ASSETS:		
Goodwill		1,126
Deferred tax receivable		964
Other non-current assets		2,090
Assets		3,609
LIABILITIES and EQUITY:		
CURRENT LIABILITIES:		
Accounts payable and accrued liabilities		20
Accrued salaries and benefits		240
Income tax payable		6
Due to affiliates		8,955
Current liabilities		9,221
Liabilities		9,221
SHAREHOLDERS EQUITY:		
Contributed capital		167
Retained deficit		(5,779)
Equity		(5,612)
Total liabilities and equity	$	3,609

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2019 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2019, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ICE Atrium Inc.
STATEMENT OF INCOME
Year Ended December 31, 2019
(Unaudited)
(in thousands)

Data services fees, net	$	1,141
Affiliate revenue		-
Total revenue		**1,141**
Compensation and benefits		1,565
Professional services		22
Technology and communication		2,238
Rent and occupancy		66
Selling, general and administrative		18
Depreciation and amortization		279
Affiliate expense		1,299
Operating expenses		**5,487**
Operating loss		**(4,346)**
Other expense (income), net		67
Other expense, net		**67**
Pre-tax net loss		**(4,413)**
Income tax benefit		1,294
Net loss		**(3,119)**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2019 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2019, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ICE BRAZIL TECHNOLOGY, LLC
BALANCE SHEET
As of December 31, 2019
(Unaudited)
(in thousands)

CURRENT ASSETS:		
Due from affiliate	$	338
Current assets		338
Assets		338
LIABILITIES and EQUITY:		
CURRENT LIABILITIES:		
Accounts payable and accrued liabilities		-
Current liabilities		0
SHAREHOLDERS EQUITY:		
Retained earnings		338
Equity		338
Total liabilities and equity	$	338

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2019 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2019, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ICE BRAZIL TECHNOLOGY, LLC
STATEMENT OF INCOME
Year Ended December 31, 2019
(Unaudited)
(in thousands)

Total revenue	$ -
Selling, general and administrative	-
Operating expenses	**-**
Pre-tax net income	**-**
Income tax expense	-
Net income	**-**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2019 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2019, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ICE CLEAR CREDIT

ICE Clear Credit LLC
Balance Sheet
As of December 31, 2019
(Unaudited)

(in thousands)

CURRENT ASSETS:		
Cash and cash equivalents	$	60,354
Cash - clearing member deposits		24,412,923
Accounts receivable, net of allowance		7,100
Restricted Cash		98,900
Prepaid expenses and other current assets		15,367
Current Income Tax Receivable		3,528
Current Assets		24,598,172
PLANT PROPERTY AND EQUIPMENT:		
Property and equipment cost		53,183
Accumulated depreciation		(38,444)
Property and equipment, net		14,739
OTHER NONCURRENT ASSETS:		
Restricted cash long term		50,000
Other noncurrent assets		50,000
Assets	$	24,662,911
LIABILITIES and MEMBER EQUITY:		
CURRENT LIABILITIES:		
Accounts payable and accrued liabilities	$	25,816
Accrued salaries and benefits		4,459
Due to affiliates		8,416
Margin deposits and guaranty funds		24,412,923
Deferred revenue		2,714
Current liabilities		24,454,328
NONCURRENT LIABILITIES:		
Deferred tax liabilities - noncurrent		7
Other Non Current Liabilities		235
Noncurrent liabilities		242
Liabilities		24,454,570
EQUITY:		
Contributed capital		113,900
Retained earnings		94,441
Total equity		208,341
Total liabilities and equity	$	24,662,911

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2019 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2019, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ICE CLEAR CREDIT

ICE Clear Credit LLC
Statement of Income
Year Ended December 31, 2019
(Unaudited)
(in thousands)

Revenues:		
Clearing and processing fees	$	116,992
Market Data Fees		98
Other revenue		55,804
Affiliate revenue		4,562
Total Revenue		177,456
Expenses:		
Compensation and benefits		16,446
Professional services		608
Technology and communication		5,160
Rent and occupancy		968
Selling, general and administrative		1,030
Depreciation and amortization		8,925
Service and license fees to affiliates		24,716
Operating Expenses		57,853
Operating Income		119,603
Other expense, net		(1,059)
Pre-Tax Net Income		118,544
Income tax expense		41
Net Income	$	118,503

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2019 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2019, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ICE Clear U.S., Inc.
Balance Sheet
As of December 31, 2019
(Unaudited)
(in thousands)

Current assets:	
Cash and cash equivalents	21,628
Margin deposits and guaranty funds	7,264,364
Restricted Cash	99,600
Accounts receivable, net of allowance	43,095
Prepaid expenses and other current assets	2,513
Current assets	7,431,200
Other non-current assets:	
Restricted cash	103,000
Deferred tax asset - noncurrent	2,506
Other non-current assets	105,506
Total assets	7,536,706
Current liabilities:	
Accounts payable and accrued liabilities	9,769
Accrued salaries and benefits	2,060
Margin deposits and guaranty funds	7,264,364
Deferred Revenue	1,400
Due to affiliates, net	75,202
Current liabilities	7,352,795
NONCURRENT LIABILITIES:	
Other noncurrent liabilities	9,162
Noncurrent portion of licensing agreement	-
Noncurrent Liabilities	9,162
Total liabilities	7,361,957
Equity:	
Contributed capital	64,306
Retained earnings	110,443
Total equity	174,749
Total liabilities and equity	7,536,706

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2019 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2019, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ICE TRADE THE WORLD™

ICE Clear U.S., Inc.
Statement of Income
Year Ended December 31, 2019
(Unaudited)
(in thousands)

Revenues:		
Transaction and clearing fees, net	$	315,346
Other revenues		22,013
Service and license fees for affiliates		1,544
Total revenues		338,903
Expenses:		
Compensation and benefits		10,389
Professional services		904
Technology and communication		858
Rent and occupancy		871
Selling, general and adminstrative		2,519
Service and license fees to affiliates		61,066
Operating expenses		76,607
Operating income		262,296
Other expenses, net		4,363
Interest expense to affiliates		(530)
Other expense, net		3,833
Pre-tax net income		266,129
Income tax expense		73,441
Net income	$	192,688

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2019 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2019, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ICE Credit Hub, LLC
Balance Sheet
As Of December 31, 2019
(Unaudited)
(In thousands)

CURRENT ASSETS		
Prepaid expenses and Other Current Assets		1
		1
PROPERTY PLANT AND EQUIPMENT:		
Property and equipment cost		8,032
Accumulated depreciation		(7,424)
Property and equipment net		608
OTHER NONCURRENT ASSETS		
Goodwill		4,776
Other noncurrent assets		4,776
Total assets	**$**	**5,385**
LIABILITIES AND MEMBER EQUITY:		
CURRENT LIABILITIES:		
Accrued salaries and benefits		(32)
Due to affiliate		22,470
Current liabilities		22,438
Total liabilities		**22,438**
EQUITY:		
Contributed capital		8,940
Retained deficit		(25,993)
Equity		**(17,053)**
Total liabilities and equity	**$**	**5,385**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of norr recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include incom taxes accounting and equity method accounting. The balance sheet at December 31, 2019 has been derived from the audite financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all o information required by generally accepted accounting principles for complete financial statements. These financial stateme should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year er December 31, 2019, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchang Commission.

ICE TRADE THE WORLD™

ICE Credit Hub, LLC
Income Statement
As Of December 31, 2019
(Unaudited)
(In thousands)

REVENUES:		
Transaction fees, net	$	-
Operating revenues		**-**
OPERATING EXPENSES:		
Compensation and benefits		184
Rent and other occupancy		13
Technology		14
Selling, general & administration		3
Amortization & depreciation expense		363
Service & license fees to affiliates		448
Operating expenses		**1,025**
Other Income net		**(3)**
Pre-tax net loss		**(1,028)**
Income tax expense		1
Net loss	**$**	**(1,029)**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2019 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2019, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ICE Data Analytics, LLC
Balance Sheet
As of December 31, 2019
(Unaudited)
(in thousands)

Current assets:		
Accounts receivable, net of allowance		5,493
Prepaid expenses and other current assets		283
Income tax receivable		7
Due from affiliates, net		361,165
Current assets		366,948
Property and equipment:		
Property and equipment cost		23,996
Accumulated depreciation		(11,110)
Operating Lease Right of Use Asset		3,750
Property and equipment, net		16,636
Other non-current assets:		
Other noncurrent assets		154
Other non-current assets		154
Total assets	$	383,738

LIABILITIES and EQUITY

Current liabilities:		
Accounts payable and accrued liabilities		663
Accrued salaries and benefits		3,388
Other Current Liabilities		1,376
Deferred revenue		1,208
Current liabilities		6,635
Non-current liabilities:		
Other noncurrent liabilities		6,103
Non-current liabilities		6,103
Total liabilities		12,738
Equity:		
Contributed capital		2,758
Retained earnings		368,242
Total equity		371,000
Total liabilities and equity	$	383,738

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2019 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2019, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ICE Data Analytics, LLC
Statement of Income
As of December 31, 2019
(Unaudited)
(in thousands)

Revenues:		
Data services fees, net	$	34,008
Total revenues		34,008
Expenses:		
Compensation and benefits		10,681
Professional services		529
Technology and communication		1,929
Rent and occupancy		1,462
Selling, general and administrative		2,706
Depreciation and amortization		5,542
Operating expenses		22,849
Operating income		11,159
Other expenses, net		1
Pre-tax net income		11,158
Income tax expense		13
Net income	$	11,145

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2019 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2019, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ICE Data Connectivity & Feeds, Inc.
Balance Sheet
As of December 31, 2019
(Unaudited)
(in thousands)

Current assets:	
Accounts receivable, net of allowance	17,717
Income tax receivable	38
Prepaid expenses and other current assets	90
Current assets	17,845
Property and equipment:	
Property and equipment cost	15,366
Accumulated depreciation	(10,473)
Property and equipment, net	4,893
Other non-current assets:	
Other noncurrent assets	26
Deferred tax assets- non-current	5,803
Other non-current assets	5,829
Total assets	$ 28,567
LIABILITIES and EQUITY	
Current liabilities:	
Accounts payable and accrued liabilities	5,558
Accrued salaries and benefits	5,850
Deferred revenue	100
Due to affiliates, net	177,690
Current liabilities	189,198
Non-current liabilities:	
Other noncurrent liabilities	73
Deferred revenue- long-term	164
Non-current liabilities	237
Total liabilities	189,435
Equity:	
Contributed capital	4,730
Retained deficit	(165,598)
Total equity	(160,868)
Total liabilities and equity	$ 28,567

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2019 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2019, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ICE Data Connectivity & Feeds, Inc.
Statement of Income
As of December 31, 2019
(Unaudited)
(in thousands)

Revenues:		
Data services fees, net	$	67,714
Affiliate revenue		81
Total revenues		67,795
Expenses:		
Compensation and benefits		33,076
Professional services		3,012
Acquisition-related transaction and integration costs		-
Technology and communication		21,593
Rent and occupancy		2,289
Selling, general and administrative		2,300
Depreciation and amortization		3,017
Affiliate expense		9,311
Operating expenses		74,598
Operating loss		(6,803)
Other expense, net		106
Other expense, net		106
Pre-tax net loss		(6,909)
Income tax benefit		1,217
Net loss	$	(5,692)

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2019 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2019, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ICE Data Derivatives, Inc.
Balance Sheet
As of December 31, 2019
(Unaudited)
(in thousands)

CURRENT ASSETS:		
Cash and cash equivalents	$	917
Accounts receivable, net of allowance		11,686
Prepaid expenses and other current assets		47
Current assets		**12,650**
PLANT PROPERTY AND EQUIPMENT:		
Property and equipment		44,517
Accumulated depreciation		(31,115)
Property and equipment, net		**13,402**
OTHER NON-CURRENT ASSETS:		
Goodwill		306,722
Other intangibles, net		5,006
Other non-current assets		**311,728**
Total assets	**$**	**337,780**
LIABILITIES and EQUITY:		
CURRENT LIABILITIES:		
Accounts payable and accrued liabilities	$	2,568
Accrued salaries and benefits		210
Due to affiliate		23,974
Deferred revenue, current		22,514
Income tax payable		-
Current liabilities		**49,266**
NON-CURRENT LIABILITIES:		
Deferred tax liability- non-current		4,609
Other non-current liabilities		4,962
Non-current liabilities		**9,571**
Total liabilities		**58,837**
EQUITY:		
Additional paid-in-capital		10,255
Retained earnings		268,688
Total equity		**278,943**
Total Liabilities and equity	**$**	**337,780**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2019 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2019, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ICE Data Derivatives, Inc.
Statement of Income
Year Ended December 31, 2019
(Unaudited)
(in thousands)

Data services fees, net	$	54,785
Affiliate revenue		247
Total revenue		**55,032**
Compensation and benefits		1,334
Professional services		90
Technology and communication		8,999
Rent and occupancy		1,290
Selling, general and administrative		2,032
Depreciation and amortization		17,266
Affiliate expense		39,012
Operating expenses		**70,023**
Operating loss		**(14,991)**
Interest income		5
Other income, net		228
Other income, net		**233**
Pre-tax net loss		**(14,758)**
Income tax benefit		4,343
Net loss		**(10,415)**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2019 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2019, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ICE Data Indices, LLC
BALANCE SHEET
As of December 31, 2019
(Unaudited)
(in thousands)

CURRENT ASSETS:		
Cash and cash equivalents	$	523
Accounts receivable, net of allowance		31,410
Prepaid expenses and other current assets		329
Current assets		32,262
PLANT PROPERTY AND EQUIPMENT:		
Property and equipment		5,511
Accumulated depreciation		(1,324)
Property and equipment, net		4,187
NON-CURRENT ASSETS:		
Goodwill		90,895
Other intangibles, net		34,482
Other non-current assets		125,377
Assets		161,826
LIABILITIES and EQUITY:		
CURRENT LIABILITIES:		
Accounts payable and accrued liabilities		1,822
Accrued salaries and benefits		2,156
Due to affiliates		101,264
Deferred revenue		505
Current liabilities		105,747
NON-CURRENT ASSETS:		
Other non-current liabilities		167
Liabilities		105,914
SHAREHOLDERS EQUITY:		
Additional paid in capital		2,187
Retained earnings		53,725
Equity		55,912
Total liabilities and equity	$	161,826

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2019 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2019, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ICE Data Indices, LLC
STATEMENT OF INCOME
Year Ended December 31, 2019
(Unaudited)
(in thousands)

Data services fees, net	$	64,160
Affiliate revenues		236
Total revenue		**64,396**
Compensation and benefits		9,262
Professional services		517
Technology and communication		5,798
Selling, general and administrative		718
Depreciation and amortization		8,518
Affiliate expenses		4,727
Operating expenses		**29,540**
Operating income		**34,856**
Affiliate interest expense		2,370
Other expense		203
Other expense, net		**2,573**
Pre-tax net income		**32,283**
Income tax expense		2
Net income		**32,281**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2019 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2019, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ICE Data Investment Group, LLC
Balance Sheet
As Of December 31, 2019
(Unaudited)

ASSETS:		
Other assets		1
Total assets	**$**	**1**
LIABILITIES AND EQUITY:		
EQUITY:		
Member capital		1
Equity		**1**
Total equity	**$**	**1**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of nor recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include incon taxes accounting and equity method accounting. The balance sheet at December 31, 2019 has been derived from the audite financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all c information required by generally accepted accounting principles for complete financial statements. These financial stateme should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year e December 31, 2019, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchan Commission.

ICE Data LP Controller: ICE Data Mgmt Grp, LLC
Balance Sheet
As Of December 31, 2019
(Unaudited)
(In thousands)

CURRENT ASSETS:		
Cash ands Cash Equivalents		1,444
Accounts receivable, net of allowance	$	12,589
Prepaids and other current assets		44
Current income tax receivable		-
Due from affiliates		126,518
Current Assets		140,595
PROPERTY PLANT AND EQUIPMENT:		
Property and equipment cost		79
Accumulated depreciation		(79)
Property and equipment net		0
OTHER NONCURRENT ASSETS		
Goodwill		78,302
Other Intangibles, net		613
Deferred tax asset - noncurrent		0
Other noncurrent assets		78,915
Total assets	**$**	**219,510**
LIABILITIES AND EQUITY:		
CURRENT LIABILITIES:		
Accounts payable and accrued liabilities	$	482
Accrued salaries and benefits		2,668
Income taxes payable		13
Deferred revenue		2,486
Current liabilities		5,649
Non Current Liabilities		814
Total liabilities		**6,463**
EQUITY:		
Contributed capital		78,890
Retained earnings		134,157
Equity		**213,047**
Total liabilities and equity	**$**	**219,510**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of norn recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include incom taxes accounting and equity method accounting. The balance sheet at December 31, 2019 has been derived from the audite financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all o information required by generally accepted accounting principles for complete financial statements. These financial stateme should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year er December 31, 2019, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchang Commission.

ICE Data LP Controller: ICE Data Mgmt Grp, LLC
Income Statement
Year Ended December 31, 2019
(Unaudited)
(In thousands)

REVENUES:		
Market data revenue	$	35,039
Revenue from affiliate, net		3,049
Operating revenues		**38,088**
OPERATING EXPENSES:		
Compensation and benefits		9,314
Professional Services		199
Rent and other occupancy		752
Technology and communication		1,129
Selling, general & administration		725
Amortization & Depreciation Expense		75
Intercompany Expense		5,347
Operating expenses		**17,541**
Pre-tax net income		20,547
Income tax expense		6,477
Net income	**$**	**14,070**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2019 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2019, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ICE Data Management Group, LLC
Balance Sheet
As Of December 31, 2019
(Unaudited)

ASSETS:

Other assets		1
Total assets	**$**	**1**

LIABILITIES AND MEMBER EQUITY:

EQUITY:

Member capital		1
Equity		**1**
Total Equity	**$**	**1**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of nor recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include incon taxes accounting and equity method accounting. The balance sheet at December 31, 2019 has been derived from the audite financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all c information required by generally accepted accounting principles for complete financial statements. These financial stateme should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year e December 31, 2019, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchan Commission.

ICE Data Pricing & Reference Data, LLC
Balance Sheet
As of December 31, 2019
(Unaudited)
(in thousands)

Current assets:	
Cash and cash equivalents	1,489
Accounts receivable, net of allowance	153,635
Prepaid expenses and other current assets	1,140
Due from affiliates, net	3,107,343
Current assets	3,263,607
Property and equipment:	
Property and equipment cost	44,352
Accumulated depreciation	(31,181)
Operating Lease Right of Use Asset	15,630
Property and equipment, net	28,801
Total assets	$ 3,292,408
LIABILITIES and EQUITY	
Current liabilities:	
Accounts payable and accrued liabilities	22,160
Accrued salaries and benefits	13,348
Other Current Liabilities	4,619
Deferred revenue	1,335
Current liabilities	41,462
Non-current liabilities:	
Other noncurrent liabilities	24,153
Non-current liabilities	24,153
Total liabilities	65,615
Equity:	
Contributed capital	11,871
Retained earnings	3,214,922
Total equity	3,226,793
Total liabilities and equity	$ 3,292,408

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2019 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2019, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ICE Data Pricing & Reference Data, LLC
Statement of Income
As of December 31, 2019
(Unaudited)
(in thousands)

Revenues:	
Data services fees, net	692,179
Affiliate revenue	12,631
Total revenues	704,810
Expenses:	
Compensation and benefits	66,184
Professional services	12,865
Technology and communication	56,577
Rent and occupancy	4,814
Selling, general and administrative	5,406
Depreciation and amortization	11,513
Affiliate expense	41,453
Operating expenses	198,812
Operating income	505,998
Other income, net	194
Pre-tax net income	506,192
Income tax expense	30
Net income	$ 506,162

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2019 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2019, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ICE Data Services Wireless LLC
BALANCE SHEET
As of December 31, 2019
(Unaudited)
(in thousands)

CURRENT ASSETS:		
Cash and cash equivalents	$	2,134
Accounts receivable, net of allowance		2,111
Due from affiliates		3,918
Prepaid expenses and other current assets		72
Current assets		8,235
PLANT PROPERTY AND EQUIPMENT:		
Property and equipment		4,846
Accumulated depreciation		(3,215)
Property and equipment, net		1,631
NON-CURRENT ASSETS:		
Goodwill		211
Other intangibles, net		2,147
Other non-current assets		478
Other non-current assets		2,836
Assets		12,702
LIABILITIES and EQUITY:		
CURRENT LIABILITIES:		
Accounts payable and accrued liabilities	$	1,247
Current liabilities		1,247
Liabilities		1,247
SHAREHOLDERS EQUITY:		
Retained earnings		11,455
Equity		11,455
Total liabilities and equity	$	12,702

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2019 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2019, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ICE Data Services Wireless LLC
STATEMENT OF INCOME
Year Ended December 31, 2019
(Unaudited)
(in thousands)

Data services fees, net	$ 8,817
Total revenue	**8,817**
Professional services	41
Technology and communication	4,931
Rent and occupancy	1
Selling, general and administrative	151
Depreciation and amortization	1,794
Operating expenses	**6,918**
Operating income	**1,899**
Other income (expense), net	16
Other expense, net	**16**
Pre-tax net income	**1,883**
Net income	**1,883**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2019 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2019, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ICE TRADE THE WORLD™

ICE Data Services, Inc.
Balance Sheet
As of December 31, 2019
(Unaudited)
(in thousands)

Current assets:		
Accounts receivable, net of allowance		1,017
Prepaid expenses and other current assets		7,448
Current assets		8,465
Property and equipment:		
Property and equipment cost		191,990
Accumulated depreciation		(50,685)
Property and equipment, net		141,305
Other non-current assets:		
Deferred tax assets- non-current		1,038
Other noncurrent assets		147
Other non-current assets		1,185
Total assets	$	150,955
LIABILITIES and EQUITY		
Current liabilities:		
Accounts payable and accrued liabilities		22,481
Accrued salaries and benefits		13,970
Other current liabilities		
Current income tax payable		989
Due to affiliates, net		2,034,657
Current liabilities		2,072,097
Non-current liabilities:		
Other noncurrent liabilities		21,966
Non-current liabilities		21,966
Total liabilities		2,094,063
Equity:		
Contributed capital		(674,419)
Retained deficit		(1,268,689)
Total equity		(1,943,108)
Total liabilities and equity	$	150,955

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2019 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2019, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ICE Data Services, Inc.
Statement of Income
As of December 31, 2019
(Unaudited)
(in thousands)

Revenues:		
Data services fees, net	$	1,117
Affiliate revenue		84
Total revenues		1,201
Expenses:		
Compensation and benefits		65,380
Professional services		3,553
Acquisition-related transaction and integration costs		1,100
Technology and communication		18,874
Rent and occupancy		4,352
Selling, general and administrative		7,197
Depreciation and amortization		27,818
Affiliate expense		1,006
Operating expenses		129,280
Operating loss		(128,079)
Affiliate interest income		20,349
Other income, net		436
Pre-tax net loss		(107,294)
Income tax expense		132,234
Net loss	$	(239,528)

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2019 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2019, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ICE TRADE THE WORLD™

ICE eConfirm LLC
BALANCE SHEET
As of December 31, 2019
(Unaudited)
(in thousands)

CURRENT ASSETS:		
Cash and cash equivalents	$	8,183
Accounts receivable, net of allowance		1,102
Due from affiliates		5,374
Current assets		14,659
Assets		14,659
LIABILITIES and EQUITY:		
CURRENT LIABILITIES:		
Accounts payable and accrued liabilities		35
Current liabilities		35
NON-CURRENT LIABILITIES:		
Other non-current liabilities		384
Non-current liabilities		384
Liabilities		419
SHAREHOLDERS EQUITY:		
Retained earnings		14,240
Equity		14,240
Total liabilities and equity	$	14,659

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2019 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2019, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ICE eConfirm LLC
STATEMENT OF INCOME
Year Ended December 31, 2019
(Unaudited)
(in thousands)

Transaction and clearing fees, net	$	7,233
Total revenue		**7,233**
Selling, general and administrative		54
Professional services		70.00
Affiliate expense		1,304
Operating expenses		**1,428**
Operating income		**5,805**
Pre-tax net income		**5,805**
Net income		**5,805**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2019 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2019, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ICE ETF Hub, LLC
Balance Sheet
As of December 31, 2019
(Unaudited)
(in thousands)

CURRENT ASSETS:	
Cash and cash equivalents	$ -
Current assets	0
PLANT PROPERTY AND EQUIPMENT:	
Property and equipment	1,478
Accumulated depreciation	(48)
Property and equipment, net	1,430
OTHER NON-CURRENT ASSETS:	
Investment in subsidiary	30,000
Other non-current assets	30,000
Total assets	$ 31,430
LIABILITIES and EQUITY:	
CURRENT LIABILITIES:	
Accounts payable and accrued liabilities	$ -
Accrued salaries and benefits	-
Due to affiliates, net	1,698
Current liabilities	1,698
Total liabilities	1,698
EQUITY:	
Retained earnings	29,732
Total equity	29,732
Total liabilities and equity	$ 31,430

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2019 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2019, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ICE ETF Hub, LLC
Statement of Income
Year Ended December 31, 2019
(Unaudited)
(in thousands)

Revenue:	
Affiliate revenue	$ -
Total Revenue	-
Expenses:	
Rent and occupancy	15
Depreciation and amortization	49
Affiliate expense	304
Operating expenses	368
Operating loss	(368)
Pre-tax net loss	(368)
Income tax benefit	100
Net loss	$ (268)

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2019 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2019, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ICE Execution Services, LLC
Balance Sheet
As Of December 31, 2019
(Unaudited)
(In thousands)

CURRENT ASSETS:		
Cash and cash equivalents	$	-
Due to Affiliates		1,304
Current assets		1,304
Total Assets	**$**	**1,304**
LIABILITIES AND MEMBER EQUITY:		
Total liabilities		**-**
EQUITY:		
Contributed Capital		759
Retained earnings		545
Equity		**1,304**
Total liabilities and equity	**$**	**1,304**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of norr recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include incom taxes accounting and equity method accounting. The balance sheet at December 31, 2019 has been derived from the audite financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of information required by generally accepted accounting principles for complete financial statements. These financial stateme should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year er December 31, 2019, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchang Commission.

ICE TRADE THE WORLD™

ICE Execution Services, LLC
Income Statement
Year Ended December 31, 2019
(Unaudited)
(In thousands)

Total revenue		**-**
OPERATING EXPENSES:		
Selling, general & administration	$	-
Operating expenses		**-**
Net loss	**$**	**-**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2019 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2019, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ICE Futures U.S., Inc.
Balance Sheet
As of December 31, 2019
(Unaudited)
(in thousands)

Current assets:		
Cash and cash equivalents	$	2,036
Restricted cash		38,000
Income tax receivable		39
Prepaid expenses and other current assets		1,805
Due from affiliates, net		44,800
Current assets		86,680
Property and equipment:		
Property and equipment cost		848
Accumulated depreciation		(734)
Property and equipment, net		114
Other non-current assets:		
Goodwill		912,536
Other intangibles assets, net		291,411
Other noncurrent assets		6,812
Other non-current assets		1,210,759
Total assets	$	1,297,553

LIABILITIES and EQUITY

Current liabilities:		
Accounts payable and accrued liabilities	$	17,120
Accrued salaries and benefits		2,493
Deferred revenue		91
Margin Deposits and Guaranty funds		232
Current liabilities		19,936
Non-current liabilities:		
Deferred tax liabilities - noncurrent		76,711
Other noncurrent liabilities		4,051
Non-current liabilities		80,762
Total liabilities		100,698
Equity:		
Contributed capital		77,570
Retained earnings		1,119,285
Total equity		1,196,855
Total liabilities and equity	$	1,297,553

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2019 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2019, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ICE Futures U.S., Inc.
Statement of Income
Year Ended December 31, 2019
(Unaudited)
(in thousands)

Revenues:		
Transaction and clearing fees, net	$	26,048
Market Data Fees		-
Revenues from affiliates		123,147
Other revenues		1,102
Total revenues		150,297
Expenses:		
Compensation and benefits		12,392
Professional services		169
Technology and communication		15,709
Rent and occupancy		737
Selling, general and adminstrative		720
Depreciation and amortization		2,157
Service and license fees to affiliates		41,442
Operating expenses		73,326
Operating income		76,971
Other expenses, net		1,736
Other expense, net		1,736
Pre-tax net income		78,707
Income tax expense		7,286
Net income	$	71,421

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2019 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2019, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ICE Markets Inc.
Balance Sheet
As Of December 31, 2019
(Unaudited)
(in thousands)

CURRENT ASSETS:				
Due from affiliates		26,856		
Current assets		26,856		
PROPERTY PLANT AND EQUIPMENT:				
Operating Lease Right of Use Asset		(11)		
Property and Equipment, Net		(11)		
Total assets	**$**	**26,845**		
LIABILITIES AND MEMBER EQUITY:				
CURRENT LIABILITIES:				
Accounts payable and accrued liabilities	$	13		
Accrued salaries and benefits		1,269		
Income taxes payable		(3)		
Current liabilities		1,279		
NON-CURRENT LIABILITIES:				
Deferred tax liabilities - noncurrent		(598)		
Non-current liabilities		(598)		
Total liabilities		**681**		
EQUITY:				
Contributed Capital		16,055		
Retained earnings		10,109		
Equity		**26,164**		
Total liabilities and equity	**$**	**26,845**	$	-

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2019 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2019, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ICE Markets Inc.
Income Statement
Year Ended December 31, 2019
(Unaudited)
(in thousands)

REVENUES:		
Affiliate revenue	$	11,542
Operating Revenues		**11,542**
OPERATING EXPENSES:		
Compensation and benefits		5,998
Professional services		457
Rent and occupancy		188
Technology and communication		4
Selling, general & administrative		343
Depreciation & amortization expense		-
Intercompany expense		3,615
Operating expenses		**10,605**
OTHER EXPENSE:		
Other expense		**11**
Pre-tax net income		926
Income tax expense		149
Net income	**$**	**777**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2019 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2019, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ICE TRADE THE WORLD™

ICE Middle East Investments, LLC
Balance Sheet
As of December 31, 2019
(Unaudited)
(in thousands)

Current assets:		
Cash and cash equivalents	$	4,664
Current assets		4,664
Other non-current assets:		
Investment in subsidiary		13,002
Other non-current assets		13,002
Total assets	$	17,666
LIABILITIES and EQUITY		
Current liabilities:		
Due to affiliates, net	$	12,948
Current liabilities		12,948
Non-current liabilities:		
Deferred tax liabilities - noncurrent		-
Non-current liabilities		-
Total liabilities		12,948
Non-Controlling Interest		2
Equity:		
Retained earnings		4,716
Total equity		4,716
Total liabilities and equity	$	17,666

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2019 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2019, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ICE TRADE THE WORLD™

ICE Middle East Investments, LLC
Statement of Income
Year Ended December 31, 2019
(Unaudited)
(in thousands)

Revenues:		
Transaction and clearing fees, net	$	-
Total revenues		-
Expenses:		
Professional services		222
Selling, general and adminstrative		11
Affiliate expenses		156
Operating expenses		389
Operating loss		(389)
Other expenses, net		-
Other expense, net		-
Pre-tax net loss		(389)
Income tax benefit		105
Net loss	$	(284)

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2019 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2019, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ICE Mortgage Services, LLC
BALANCE SHEET
As of December 31, 2019
(Unaudited)
(in thousands)

CURRENT ASSETS:	
Cash and cash equivalents	$ 6
Current assets	6
OTHER NON-CURRENT ASSETS:	
Goodwill	168,177
Other intangibles	96,012
Investment in subsidiary	203,694
Other non-current assets	467,883
Assets	467,889
LIABILITIES and EQUITY:	
CURRENT LIABILITIES:	
Accounts payable and accrued liabilities	41,605
Due to affiliates	51,539
Current liabilities	93,144
NON-CURRENT LIABILITIES:	
Deferred tax liability - non current	30,865
Other non-current liabilities	-
Non-current liabilities	30,865
Liabilities	124,009
SHAREHOLDERS EQUITY:	
Retained earnings	343,880
Equity	343,880
Total liabilities and equity	$ 467,889

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2019 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2019, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ICE Mortgage Services, LLC
STATEMENT OF INCOME
Year Ended December 31, 2019
(Unaudited)
(in thousands)

Intercompany revenue	$ -
Total revenue	**0**
Selling, general and administrative	2
Depreciation and amortization	11,871
Operating expenses	**11,871**
Operating loss	**(11,871)**
Interest expense	(1,079)
Other income, net	(328)
Other expense, net	**(1,407)**
Pre-tax net loss	**(13,278)**
Income tax benefit	(114)
Net loss	**(13,164)**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2019 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2019, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ICE NGX U.S. Inc.
BALANCE SHEET
As of December 31, 2019
(Unaudited)
(in thousands)

CURRENT ASSETS:	
Prepaid expenses and other current assets	-
Due from affiliate	887
Income tax receivable	84
Current assets	971
PLANT PROPERTY AND EQUIPMENT:	
Property and equipment	57
Perating lease right of use asset	306
Accumulated depreciation	(12)
Property and equipment, net	351
NON-CURRENT ASSETS:	
Deferred tax assets- non-current	-
Other non-current assets	-
Assets	1,322
LIABILITIES and EQUITY:	
CURRENT LIABILITIES:	
Accounts payable and accrued liabilities	23
Accrued salaries and benefits	225
Income tax payable	-
Other current liabilities	44
Current liabilities	292
NON-CURRENT LIABILITIES:	
Operating lease liability	265
Deferred tax liability	12
	277
Liabilities	569
SHAREHOLDERS EQUITY:	
Retained earnings	669
Accumulated other comprehensive income	84
Equity	753
Total liabilities and equity	$ 1,322

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2019 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2019, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ICE NGX U.S. Inc.
STATEMENT OF INCOME
Year Ended December 31, 2019
(Unaudited)
(in thousands)

Other revenues	$ 1,664
Total revenue	**1,664**
Compensation and benefits	1,558
Professional Services	2
Technology and communication	40
Rent and other occupancy	51
Selling, general and administrative	21
Depreciation and amortization	10
Affiliate expense	-
Operating expenses	**1,682**
Operating income	**(18)**
Other income, net	98
Pre-tax net income	**80**
Income tax expense	42
Net income	**38**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2019 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2019, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ICE PROCESSING, LLC
BALANCE SHEET
As of December 31, 2019
(unaudited)
(In thousands)

OTHER NON-CURRENT ASSETS:		
Investment in affiliates	$	8,536
Other non-current assets		8,536
Assets	$	8,536
LIABILITIES and EQUITY:		
CURRENT LIABILITIES:		
Due to affiliates, net	$	8,583
Current liabilities		8,583
EQUITY:		
Retained deficit		(46)
Equity		(46)
Total Liabilities and Equity	$	8,536

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain inforr normally included in financial statements prepared in accordance with accounting principles generally accepted in the United St America have been condensed or omitted. These financial statements do not include income taxes accounting and equity metho accounting. The balance sheet at December 31, 2019 has been derived from the audited financial statements of Intercontinenta Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accou principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Group, Inc. financial statements and notes thereto for the year ended December 31, 2019, which are contained in our Annual Re Form 10-K previously filed with the Securities and Exchange Commission.

ICE PROCESSING, LLC
STATEMENT OF INCOME
Year Ended December 31, 2019
(Unaudited)
(In thousands)

Total revenue	-
Operating expenses	-
Operating income	
Other income	-
Pre-tax net income	-
Income tax expense	-
Net income	$ -

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2019 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2019, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ICE Trade Vault, LLC
Balance Sheet
As Of December 31, 2019
(Unaudited)
(in thousands)

Current assets:		
Cash and cash equivalents	$	3,726
Restricted cash		1,650
Accounts receivable, net of allowance		1,024
Current assets		6,400
Property and equipment:		
Property and equipment cost		1,842
Accumulated depreciation		(1,526)
Property and equipment, net		316
Total assets	$	6,716
Liabilities and Equity		
Current liabilities:		
Accounts payable and accrued liabilities	$	42
Accrued salaries and benefits		295
Due to affiliate		1,086
Current liabilities		1,423
Non-current liabilities:		
Other Non Current Liabilities		-
Non-current liabilities		0
Total liabilities		1,423
EQUITY:		
Contributed capital		3,017
Retained earnings		2,276
Total equity		5,293
Total liabilities and equity	$	6,716

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2019 has been derived from the audited financial statements of IntercontinentalExchange Group, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2019, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ICE Trade Vault, LLC
Income Statement
Year Ended December 31, 2019
(Unaudited)
(in thousands)

Revenues:		
Transaction fees, net	$	5,397
Revenues from affiliates		15,896
Total revenues		21,293
Operating expenses:		
Compensation and benefits		1,368
Professional services		3
Rent and other occupancy		73
Technology		2
Selling, general & administration		122
Amortization and depreciation expense		304
Service and license fees to affiliate		1,232
Total operating expenses		3,104
Operating Income		18,189
Other income:		
Other income, net		0
Interest income from affiliates		14
Other Income		14
Net Income	$	18,203

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2019 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2019, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ICE UK GP, LLC
Balance Sheet
As Of December 31, 2019
(Unaudited)

ASSETS:		
Other assets		1
Total assets	**$**	**1**
LIABILITIES AND MEMBER EQUITY:		
EQUITY:		
Member capital		1
Equity		**1**
Total Equity	**$**	**1**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of nor recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include incom taxes accounting and equity method accounting. The balance sheet at December 31, 2019 has been derived from the audite financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all c information required by generally accepted accounting principles for complete financial statements. These financial stateme should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the ended December 31, 2019, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ICE UK LP, LLC
Balance Sheet
As Of December 31, 2019
(Unaudited)

ASSETS:

Other assets		1
Total assets	**$**	**1**

LIABILITIES AND MEMBER EQUITY:

EQUITY:

Member capital		1
Equity		**1**
Total Equity	**$**	**1**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of nor recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include incom taxes accounting and equity method accounting. The balance sheet at December 31, 2019 has been derived from the audite financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all c information required by generally accepted accounting principles for complete financial statements. These financial stateme should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the ended December 31, 2019, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ICE U.S. Holding Company GP, LLC
Balance Sheet
As Of December 31, 2019
(Unaudited)
(in thousands)

Non-current assets:	
Investment in affiliate	$ 15
Non-current assets	15
Total assets	15
Liabilities and Equity	
CURRENT LIABILITIES:	
Due to affiliates	$ 2
Current liabilities	**2**
Equity:	
Retained earnings	13
Total equity	13
Total liabilities and equity	$ 15

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2019 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2019, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ICE US Holding Company LP LLC
Income Statement
Year Ended December 31, 2019
(Unaudited)
(in thousands)

Total revenues	**-**
Operating expenses:	
Selling, general & administration	15
Total operating expenses	**15**
Operating loss	**(15)**
Other Expense	**201**
Provision for taxes	**-**
Net Loss	**$ (216)**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2019 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2019, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ICE U.S. OTC Commodity Markets, LLC
Balance Sheet
As Of December 31, 2019
(Unaudited)
(In thousands)

CURRENT ASSETS:		
Cash and cash equivalents	$	9,503
Accounts receivable, net of allowance		24,427
Current income tax receivable		(10)
Due from affiliate		14,957
Current assets		48,877
Total assets	**$**	**48,877**
LIABILITIES AND MEMBER EQUITY:		
CURRENT LIABILITIES:		
Accounts payable and accrued liabilities	$	11,294
Current liabilities		11,294
Total liabilities		**11,294**
EQUITY:		
Additional paid-in capital		193
Retained earnings		37,390
Equity		**37,583**
Total liabilities and equity	**$**	**48,877**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of norm adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain info normally included in financial statements prepared in accordance with accounting principles generally accepted in the United America have been condensed or omitted. These financial statements do not include income taxes accounting and equity me accounting. The balance sheet at December 31, 2019 has been derived from the audited financial statements of Intercontine Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally ac accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2019, which are con Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ICE U.S. OTC Commodity Markets, LLC
Income Statement
As Of December 31, 2019
(Unaudited)
(In thousands)

REVENUES:		
Transaction fees, net	$	21,396
Market data fees		83,325
Other revenue		4
Intercompany revenue		5,243
Operating revenues		**109,968**
OPERATING EXPENSES:		
Professional Services		96
Selling, general & administration		946
Service & license fees to affiliates		74,006
Operating expenses		**75,048**
Operating income		**34,920**
OTHER INCOME:		
Other income		**9**
Net income	**$**	**34,929**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2019 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2019, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ICE TRADE THE WORLD™

IDS International, Inc.
Balance Sheet
As of December 31, 2019
(Unaudited)

(in thousands)

Current assets:		
Due from affiliates, net	$	324,578
Current assets		324,578
Total assets	$	324,578
LIABILITIES and EQUITY		
Current liabilities:		
Due to affilates, net	$	-
Current liabilities		-
Total liabilities		-
Equity:		
Retained earnings		324,578
Total equity		324,578
Total liabilities and equity	$	324,578

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2019 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2019, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

IDS International, Inc.
Statement of Income
Year Ended December 31, 2019
(Unaudited)
(in thousands)

Revenues:		
Transaction and clearing fees, net	$	-
Total revenues		-
Expenses:		
Selling, general and adminstrative		-
Operating expenses		-
Operating income		-
Intercompany interest income		147
Other income, net		147
Pre-tax net income		147
Income tax expense		951
Net loss	$	(804)

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2019 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2019, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ICE TRADE THE WORLD™

Igloo Intermediate Corporation
Balance Sheet
As of December 31, 2019
(Unaudited)
(in thousands)

Current assets:		
Cash and cash equivalents	$	1
Due from affiliates, net		9,341
Current assets		**9,342**
Other non-current assets:		
Deferred tax assets - noncurrent		-
Other non-current assets		**-**
Total assets	**$**	**9,342**

LIABILITIES and EQUITY

Current liabilities:		
Accounts payable and accrued liabilities		**-**
Current liabilities		**-**
Non-current liabilities:		
Deferred Tax Liabilities - Non Current		**549**
Non-current liabilities		**549**
Total liabilities		**549**
Equity:		
Retained earnings		**8,793**
Total equity		**8,793**
Total liabilities and equity	**$**	**9,342**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2019 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2019, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

Igloo Intermediate Corporation
Statement of Income
As of December 31, 2019
(Unaudited)
(in thousands)

Total revenues	-
Selling, general and administrative	-
Operating expenses	-
Operating loss	-
Pre-tax net loss	-
Income tax expense	**27**
Net income	**(27)**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2019 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2019, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ice TRADE THE WORLD™

Interactive Data Holdings Corporation
Balance Sheet
As of December 31, 2019
(Unaudited)
(in thousands)

Non-current assets:		
Goodwill		3,231,837
Other intangibles, net		1,896,199
Investment in subsidiary		10,096
Due from affiliates		17,395
Non-current assets		**5,155,527**
Total assets	**$**	**5,155,527**
LIABILITIES and EQUITY		
Current liabilities:		
Income tax payable		(75)
Current liabilities		**(75)**
Non-current liabilities:		
Deferred tax liabilities - noncurrent		559,128
Non-current liabilities		**559,128**
Total liabilities		**559,053**
Equity:		
Contributed capital		1,474
Retained deficit		4,595,000
Total equity		**4,596,474**
Total liabilities and equity	**$**	**5,155,527**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2019 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2019, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

Interactive Data Holdings Corporation
Statement of Income
As of December 31, 2019
(Unaudited)
(in thousands)

Total revenues		**-**
Expenses:		
Depreciation and amortization		**141,059**
Operating expenses		**141,059**
Operating loss		**(141,059)**
Other expenses, net		**-**
Pre-tax net loss		**(141,059)**
Income tax benefit		**38,268**
Net income	$	**(102,791)**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2019 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2019, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ICE TRADE THE WORLD™

Interactive Data Online Properties, Inc.
Balance Sheet
As of December 31, 2019
(Unaudited)
(in thousands)

Current assets:		
Accounts receivable, net of allowance		176
Due to affiliates		63,036
Current assets		63,212
Total assets	$	63,212
LIABILITIES and EQUITY		
Current liabilities:		
Accounts payable and accrued liabilities		1
Deferred Revenue		119
Current liabilities		120
Non-current liabilitiess:		
Deferred tax liabilities- non-current		852
Non-current liabilities		852
Total liabilities		972
Equity:		
Retained earnings		62,240
Total equity		62,240
Total liabilities and equity	$	63,212

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2019 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2019, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

Interactive Data Online Properties, Inc.
Statement of Income
As of December 31, 2019
(Unaudited)
(in thousands)

Revenues:		
Data services fees, net	$	2,553
Total revenues		2,553
Expenses:		
Technology and communication		-
Selling, general and administrative		-
Operating expenses		-
Operating income		2,553
Other expesnse, net		-
Pre-tax net income		2,553
Income tax expense		695
Net income	$	1,858

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2019 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinenta lExchange, Inc. financial statements and notes thereto for the year ended December 31, 2019, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ICE TRADE THE WORLD™

Interactive Data Real-Time Group, Inc.
Balance Sheet
As of December 31, 2019
(Unaudited)
(in thousands)

Current assets:	
Cash and cash equivalents	-
Accounts receivable, net of allowance	17
Income Tax Receivable	11
Due from affiliates, net	4,096
Current assets	4,124
Total assets	4,124
LIABILITIES and EQUITY	
Current liabilities:	
Accounts payable and accrued liabilities	-
Current liabilities	-
Total liabilities	-
Equity:	
Retained earnings	4,124
Total equity	4,124
Total liabilities and equity	4,124

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2019 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2019, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

Interactive Data Real-Time Group, Inc.
Statement of Income
As of December 31, 2019
(Unaudited)
(in thousands)

Revenues:		
Data services fees, net	$	359
Total revenues		359
Expenses:		
Selling, general and administrative		1
Operating expenses		1
Operating income		358
Other expense, net		17
Other expense, net		17
Pre-tax net income		341
Income tax expense		46
Net income	$	295

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2019 has been derived from the audited financial statements of IntercontinentalExchange Group, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2019, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

INTERCONTINENTAL EXCHANGE HOLDINGS, INC.
BALANCE SHEET
As of December 31, 2019
(Unaudited)
(in thousands)

CURRENT ASSETS:		
Cash and cash equivalents	$	949
Restricted cash		28,624
Accounts receivable, net of allowance		6,510
Prepaid expenses and other current assets		38,209
Current Income tax receivable		45,696
Current assets		119,988
PLANT PROPERTY AND EQUIPMENT:		
Property and equipment		816,460
Accumulated depreciation		(583,777)
Operating Lease Right of Use Asset		99,423
Property and equipment, net		332,106
OTHER NON-CURRENT ASSETS:		
Goodwill		87,587
Other intangibles, net		12,082
Deferred Income Tax Asset - Non Current		4,739
Investment in affiliates		2,518,672
Other non-current assets		35,762
Other non-current assets		2,658,842
Assets		3,110,936
LIABILITIES and EQUITY:		
CURRENT LIABILITIES:		
Accounts payable and accrued liabilities		29,657
Accrued salaries and benefits		63,286
Other current liabilities		37,619
Deferred revenue		2,186
Due to affiliates		1,429,789
Current liabilities		1,562,537
NON-CURRENT LIABILITIES:		
Other non-current liabilities		140,486
Non-current liabilities		140,486
Liabilities		1,703,023
Noncontrolling interest		197,068
SHAREHOLDERS EQUITY:		
Additional paid-in capital		342,191
Retained earnings		853,714
Accumulated other comprehensive income		14,940
Equity		1,210,845
Total liabilities and equity	$	3,110,936

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2019 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2019, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

INTERCONTINENTAL EXCHANGE HOLDINGS, INC.
STATEMENT OF INCOME
Year Ended December 31, 2019
(Unaudited)
(in thousands)

Transaction and clearing fees, net	$	14,285
Data services fees, net		19,968
Other revenues		4,291
Affiliate revenue		426,297
Total revenue		**464,841**
Compensation and benefits		211,342
Professional services		33,891
Acquisition-related transaction and integration costs		830
Technology and communication		110,730
Rent and occupancy		3,737
Selling, general and administrative		27,750
Depreciation and amortization		111,970
Affiliate expense		15,761
Operating expenses		**516,011**
Operating loss		**(51,170)**
Interest income		192
Affiliate interest income		(27,291)
Other income, net		(251)
Other expense, net		**(27,350)**
Pre-tax net loss		**(78,520)**
Income tax expense		(4,414)
Net loss		**(74,106)**
Net loss from continuing operations attributable to non-controlling interest		(26,317)
Net loss attributable to ICE	**$**	**(100,423)**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2019 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2019, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

IntercontinentalExchange International , Inc.
Balance Sheet
As Of December 31, 2019
(Unaudited)

ASSETS:		
Other assets		1
Total assets	**$**	**1**
LIABILITIES AND MEMBER EQUITY:		
EQUITY:		
Member capital		1
Equity		**1**
Total Equity	**$**	**1**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of nor recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include incom taxes accounting and equity method accounting. The balance sheet at December 31, 2019 has been derived from the audite financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all c information required by generally accepted accounting principles for complete financial statements. These financial stateme should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year e December 31, 2019, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchan Commission.

Intercontinental Exchange Property Protection, Inc.
Balance Sheet
As of December 31, 2019
(Unaudited)
(in thousands)

CURRENT ASSETS:		
Cash and cash equivalents	$	4,947
Accounts Receivable		5
Prepaid expenses and other current assets		658
Due from affiliates		6,601
Total current assets		12,211
NON-CURRENT ASSETS:		
Deferred tax liabilities - non current		114
Total non-current assets		114
Total assets	$	12,325
LIABILITIES and EQUITY:		
CURRENT LIABILITIES:		
Accounts Payable and Accrued Liabilities	$	1,666
Income tax payable		1,336
Deferred revenue		975
Current Liabilities		3,977
Total Liabilities		3,977
EQUITY:		
Retained earnings		8,348
Total equity		8,348
Total liabilities and equity	$	12,325

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2019 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2019, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

Intercontinental Exchange Property Protection, Inc.
Statement of Income
Year Ended December 31, 2019
(Unaudited)
(in thousands)

Total Revenue	$ -
Expenses:	
Compensation and benefits	(1,225)
Professional services	86
Selling, general and administrative	(139)
Operating Expenses	(1,278)
Operating Income	1,278
Interest income	81
Intercompany Interest income	156
Other Income	237
Pre-tax net income	1,515
Income tax expense	407
Net income	$ 1,108

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Cert information normally included in financial statements prepared in accordance with accounting principles generally accepted in United States of America have been condensed or omitted. These financial statements do not include income taxes accounting equity method accounting. The balance sheet at December 31, 2019 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended Decembe 31, 2019, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commissior

INTERCONTINETAL EXCHANGE, INC.
BALANCE SHEET
As of December 31, 2019
(Unaudited)
(in thousands)

CURRENT ASSETS:		
Cash and cash equivalents	$	1,121
Prepaid expenses and other current assets		80
Income tax receivable		19,699
Current assets		20,900
OTHER NON-CURRENT ASSETS:		
Investment in subsidiaries		16,161,417
Deferred tax asset - non-current		4,001
Other non-current assets		12,416
Other non-current assets		16,177,834
Assets	$	16,198,734
LIABILITIES and EQUITY:		
CURRENT LIABILITIES:		
Accounts payable and accrued liabilities	$	65,521
Accrued salaries and benefits		20,770
Long term debt - current portion		2,558,517
Due to affiliates		6,754,217
Current liabilities		9,399,025
NONCURRENT LIABILITIES:		
Notes payable long-term		5,250,422
Non-current liabilities		5,250,422
Liabilities		14,649,447
EQUITY:		
Common stock, $0.01 par value		6,070
Treasury stock, at cost		(3,879,095)
Contributed capital		11,063,451
Retained deficit		(3,615,793)
Accumulated other comprehensive income		(2,025,346)
Equity		1,549,287
Total liabilities and equity	$	16,198,734

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2019 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2019, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

INTERCONTINETAL EXCHANGE, INC.
STATEMENT OF INCOME
Year Ended December 31, 2019
(Unaudited)
(in thousands)

Total Revenue	**$ -**
Compensation and benefits	1,315
Selling, general and administrative	1,010
Operating expenses	**2,325**
Operating loss	**(2,325)**
Interest income	184
Affiliate interest expense	(186,895)
Interest expense	(277,514)
Other income, net	86
Other expense	**(464,139)**
Pre-tax net loss	**(466,464)**
Income tax benefit	130,153
Net loss	**$ (336,311)**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2019 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2019, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

Internet Services Telco LLC
BALANCE SHEET
As of December 31, 2019
(Unaudited)
(in thousands)

CURRENT ASSETS:		
Cash and cash equivalents	$	-
Current assets		0
PLANT PROPERTY AND EQUIPMENT:		
Property and equipment		160
Accumulated depreciation		(135)
Property and equipment, net		25
Assets		25
LIABILITIES and EQUITY:		
CURRENT LIABILITIES:		
Due to affiliates		84
Current liabilities		84
Liabilities		84
SHAREHOLDERS EQUITY:		
Retained deficit		(59)
Equity		(59)
Total liabilities and equity	$	25

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2019 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2019, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

Internet Services Telco LLC
STATEMENT OF INCOME
Year Ended December 31, 2019
(Unaudited)
(in thousands)

Data services fees, net	-
Total revenue	**0**
Depreciation and amortization	51
Operating expenses	**51**
Operating loss	**(51)**
Pre-tax net loss	**(51)**
Net loss	**(51)**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2019 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2019, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ICE TRADE THE WORLD™

MERSCORP Holdings, Inc.
BALANCE SHEET
As of December 31, 2019
(Unaudited)
(in thousands)

CURRENT ASSETS:		
Cash and cash equivalents	$	5,596
Accounts receivable, net of allowance		17,947
Prepaid expenses and other current assets		42,022
Due from affiliates		47,592
Income tax receivable		64
Current assets		113,221
PLANT PROPERTY AND EQUIPMENT:		
Property and equipment		6,305
Accumulated depreciation		(3,079)
Operating lease asset		466
Property and equipment, net		3,692
NON-CURRENT ASSETS:		
Deferred income tax asset non-current		1,336
Other non-current assets		246
Other non-current assets		1,582
Assets		118,495
LIABILITIES and EQUITY:		
CURRENT LIABILITIES:		
Accounts payable and accrued liabilities		1,974
Accrued salaries and benefits		2,494
Other current liabilities		469
Income taxes payable		482
Deferred revenue		1,868
Current liabilities		7,287
NON-CURRENT LIABILITIES:		
Deferred tax liabilities - current		1,831
Other non current liabilities		18
Non-current liabilities		1,849
Liabilities		9,136
SHAREHOLDERS EQUITY:		
Contributed capital		201,745
Retained deficit		(92,386)
Equity		109,359
Total liabilities and equity	$	118,495

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2019 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2019, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ICE TRADE THE WORLD

MERSCORP Holdings, Inc.
STATEMENT OF INCOME
Year Ended December 31, 2019
(Unaudited)
(in thousands)

Transaction and clearing fees, net	99,473
Other revenue	3,820
Total revenue	**103,293**
Compensation and benefits	12,755
Professional Services	4,809
Technology and communication	878
Rent and other occupancy	1,717
Selling, general and administrative	1,095
Depreciation and amortization	696
Affiliate expense	1,798
Operating expenses	**23,748**
Operating income	**79,545**
Other income (expense)	1,412
Pre-tax net income	**80,957**
Income tax expense	24,219
Net income	**56,738**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2019 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2019, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

Mortgage Electronic Registration System, Inc.
BALANCE SHEET
As of December 31, 2019
(Unaudited)
(in thousands)

CURRENT ASSETS:		
Cash and cash equivalents	$	722
Current assets		722
OTHER NON-CURRENT ASSETS:		
Deferred income tax asset		6
Other non-current assets		6
Assets		728
LIABILITIES and EQUITY:		
CURRENT LIABILITIES:		
Accounts payable and accrued liabilities		21
Income tax payable		17
Due to affiliates		433
Current liabilities		471
NON-CURRENT LIABILITIES:		
Deferred tax liability - non current		7
Non-current liabilities		7
Liabilities		478
SHAREHOLDERS EQUITY:		
Contributed capital		2,518
Retained deficit		(2,268)
Equity		250
Total liabilities and equity	$	728

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2019 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2019, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

Mortgage Electronic Registration Systems, Inc.
STATEMENT OF INCOME
Year Ended December 31, 2019
(Unaudited)
(in thousands)

Intercompany revenue	$	636
Total revenue		**636**
Compensation and benefits		120
Professional services		229
Technology and communication		4
Selling, general and administrative		225
Operating expenses		**578**
Operating income		**58**
Interest income		13
Other income, net		1
Other income, net		**14**
Pre-tax net income		**72**
Income tax expense		21
Net income		**51**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2019 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2019, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

New York Futures Clearing Corporation (dormant)
Balance Sheet
As Of December 31, 2019
(Unaudited)

ASSETS:		
Other assets		1
Total assets	**$**	**1**
LIABILITIES AND MEMBER EQUITY:		
MEMBER EQUITY:		
Member capital		1
Member equity		**1**
Total Member Equity	**$**	**1**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of nor recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include incom taxes accounting and equity method accounting. The balance sheet at December 31, 2019 has been derived from the audite financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all c information required by generally accepted accounting principles for complete financial statements. These financial stateme should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the ended December 31, 2019, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

New York Stock Exchange LLC
Balance Sheet
As Of December 31, 2019
(Unaudited)

ASSETS:		
Other assets		1
Total assets	**$**	**1**
LIABILITIES AND EQUITY:		
EQUITY:		
Member capital		1
Equity		**1**
Total equity	**$**	**1**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of nor recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include incon taxes accounting and equity method accounting. The balance sheet at December 31, 2019 has been derived from the audite financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all c information required by generally accepted accounting principles for complete financial statements. These financial stateme should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the ended December 31, 2019, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

NSX Securities LLC
Balance Sheet
As Of December 31, 2019
(Unaudited)

ASSETS:		
Other assets		1
Total assets	**$**	**1**
LIABILITIES AND EQUITY:		
EQUITY:		
Member capital		1
Equity		**1**
Total equity	**$**	**1**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of nor recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include incom taxes accounting and equity method accounting. The balance sheet at December 31, 2019 has been derived from the audite financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all c information required by generally accepted accounting principles for complete financial statements. These financial stateme should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the ended December 31, 2019, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ICE TRADE THE WORLD™

NYSE American LLC
BALANCE SHEET
As of December 31, 2019
(Unaudited)
(in thousands)

CURRENT ASSETS:		
Cash and cash equivalents	$	69
Accounts receivable, net of allowance		36,631
Due from affiliate		23,465
Current assets		60,165
PLANT PROPERTY AND EQUIPMENT:		
Property and equipment		384
Accumulated depreciation		(384)
Property and equipment, net		0
NON-CURRENT ASSETS:		
Goodwill		932,588
Other intangibles, net		583,065
Other noncurrent assets		65,850
Other non-current assets		1,581,503
Assets		1,641,668
LIABILITIES and EQUITY:		
CURRENT LIABILITIES:		
Accounts payable and accrued liabilities		49,338
Income Tax Payable		31
Deferred revenue		4,668
SEC fees payable		1,155
Current liabilities		55,192
NON-CURRENT LIABILITIES:		
Deferred tax liabilities - noncurrent		185,363
Other non-current liabilities		3,544
Deferred Revenue - Long Term		3,497
Non-current liabilities		192,404
Liabilities		247,596
Noncontrolling interest		27,418
SHAREHOLDERS EQUITY:		
Contributed capital		3,065
Retained earnings		1,362,735
Accumulated other comprehensive income		854
Equity		1,366,654
Total liabilities and equity	$	1,641,668

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2019 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2019, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

NYSE American LLC
STATEMENT OF INCOME
Year Ended December 31, 2019
(Unaudited)
(in thousands)

Transaction and clearing fees, net	$	7,409
Data services fees, net		4,644
Listing Fees		20,427
Other revenues		1,608
Affiliate revenue		1,213
Transaction based expenses		(5,329)
Total revenue, less transaction-based expenses		**29,972**
Compensation and benefits		98
Professional Services		471
Technology and communication		141
Selling, general and administrative		210
Depreciation and amortization		8,647
Affiliate expense		11,450
Operating expenses		**21,017**
Operating income		**8,955**
Interest income		6
Other income, net		26,479
Other expense, net		**26,473**
Pre-tax net income		**35,428**
Income tax expense		13,941
Net income		**21,487**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2019 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2019, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

NYSE ARCA, Inc.
BALANCE SHEET
As of December 31, 2019
(Unaudited)
(in thousands)

CURRENT ASSETS:		
Cash and cash equivalents	$	562
Accounts receivable, net of allowance		6,914
Due from affiliates		390,205
Prepaid expenses and other current assets		1,614
Income tax receivable		348
Current assets		399,643
PLANT PROPERTY AND EQUIPMENT:		
Property and equipment		11,175
Accumulated depreciation		(2,180)
Operating Lease Right of Use Asset		7,536
Property and equipment, net		16,531
NON-CURRENT ASSETS:		
Other noncurrent assets		63,609
Non-current assets		63,609
Assets		479,783
LIABILITIES and EQUITY:		
CURRENT LIABILITIES:		
Accounts payable and accrued liabilities		301
Accrued salaries and benefits		1,276
Other Current Liabilites		823
SEC fees payable		3,609
Current liabilities		6,009
NON-CURRENT LIABILITIES:		
Deferred tax liabilities - noncurrent		8,514
Other non-current liabilities		10,713
Non-current liabilities		19,227
Liabilities		25,236
SHAREHOLDERS EQUITY:		
Additional paid-in capital		5,223
Retained earnings		448,455
Accumulated other comprehensive income		869
Equity		454,547
Total liabilities and equity	$	479,783

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2019 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2019, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

NYSE ARCA, Inc.
STATEMENT OF INCOME
Year Ended December 31, 2019
(Unaudited)
(in thousands)

Transaction and clearing fees, net	$	196,551
Data services fees, net		9,854
Other revenues		19,728
Transaction based expenses		(154,198)
Total revenue, less transaction-based expenses		**71,935**
Compensation and benefits		6,404
Professional services		31
Technology and communication		1,424
Rent and occupancy		1,388
Selling, general and administrative		553
Depreciation and amortization		635
Affiliate expense		11,228
Operating expenses		**21,663**
Operating income		**50,272**
Affiliate interest income		8,664
Other income, net		31,146
Other expense, net		**39,810**
Pre-tax net income		**90,082**
Income tax expense		22,192
Net income		**67,890**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2019 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2019, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

NYSE ARCA LLC
BALANCE SHEET
As of December 31, 2019
(Unaudited)
(in thousands)

CURRENT ASSETS:		
Cash and cash equivalents	$	552
Accounts receivable, net of allowance		35,270
Due from affiliates		432,399
Prepaid expenses and other current assets		349
Current assets		468,570
PLANT PROPERTY AND EQUIPMENT:		
Property and equipment		84,477
Accumulated depreciation		(69,206)
Property and equipment, net		15,271
NON-CURRENT ASSETS:		
Goodwill		563,001
Other intangibles, net		965,346
Other non-current assets		2,496
Other non-current assets		1,530,843
Assets		2,014,684
LIABILITIES and EQUITY:		
CURRENT LIABILITIES:		
Accounts payable and accrued liabilities		5,126
Income tax payable		1
SEC fees payable		48,179
Current liabilities		53,306
NON-CURRENT LIABILITIES:		
Deferred tax liabilities - current		264,191
Other non-current liabilities		25,137
Non-current liabilities		289,328
Liabilities		342,634
SHAREHOLDERS EQUITY:		
Additional paid-in capital		9,356
Retained earnings		1,662,694
Equity		1,672,050
Total liabilities and equity	$	2,014,684

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2019 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2019, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

NYSE ARCA LLC
STATEMENT OF INCOME
Year Ended December 31, 2019
(Unaudited)
(in thousands)

Transaction and clearing fees, net	$	572,174
Data services fees, net		69,107
Listing Fees		11,468
Other revenues		21,434
Affiliate revenue		4,500
Transaction based expenses		(495,912)
Total revenue, less transaction-based expenses		**182,771**
Compensation and benefits		221
Professional services		535
Technology and communication		2,185
Selling, general and administrative		(634)
Depreciation and amortization		21,867
Affiliate expense		84,116
Operating expenses		**108,290**
Operating income		**74,481**
Affiliate interest income		14,348
Other expenses, net		(6,412)
Other income, net		**7,936**
Pre-tax net income		**82,417**
Income tax expense		24,622
Net income		**57,795**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2019 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2019, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

NYSE Chicago Holdings, Inc.
Balance Sheet
As of December 31, 2019
(Unaudited)
(in thousands)

Current assets:		
Cash and cash equivalents	$	58
Due from affiliates, net		17,710
Current assets		17,768
Other non-current assets:		
Goodwill		32,258
Other intangibles assets, net		35,420
Other noncurrent assets		-
Other non-current assets		67,678
Total assets	$	85,446

LIABILITIES and EQUITY

Current liabilities:		
Accounts payable and accrued liabilities	$	94
Current liabilities		94
Non-current liabilities:		
Deferred tax liabilities - noncurrent		10,034
Non-current liabilities		10,034
Total liabilities		10,128
Equity:		
Contributed capital		3,894
Retained earnings		71,424
Total equity		75,318
Total liabilities and equity	$	85,446

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2019 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2019, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

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NYSE Chicago Holdings, Inc.
Statement of Income
Year Ended December 31, 2019
(Unaudited)
(in thousands)

Revenues:		
Transaction and clearing fees, net	$	-
Total revenues		0
Expenses:		
Rent and occupancy		167
Selling, general and adminstrative		208
Depreciation and amortization		320
Operating expenses		695
Operating loss		(695)
Other expenses, net		-
Other expense, net		-
Pre-tax net loss		(695)
Income tax benefit		75
Net loss	$	(620)

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2019 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2019, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ICE TRADE THE WORLD™

NYSE Chicago, Inc.
Balance Sheet
As of December 31, 2019
(Unaudited)

(in thousands)

Current assets:		
Cash and cash equivalents	$	529
Accounts receivable		3,008
Prepaid expenses and other current assets		4
Income tax receivable		19
Current assets		3,560
Property and equipment:		
Property and equipment cost		5,278
Accumulated depreciation		(661)
Operating Lease Right of Use Asset		4,010
Property and equipment, net		8,627
Other non-current assets:		
Deferred tax assets- non current		8,794
Other noncurrent assets		593
Other non-current assets		9,387
Total assets	$	21,574
LIABILITIES and EQUITY		
Current liabilities:		
Accounts payable and accrued liabilities	$	701
Accrued salaries and benefits		7,098
Due to affiliates, net		10,616
SEC fees payable		5,073
Octher current liabilities		635
Current liabilities		24,123
Non-current liabilities:		
Other noncurrent liabilities		7,839
Accrued employee benefits - long term		2,318
Deferred revenue - long term		144
Non-current liabilities		10,301
Total liabilities		34,424
Equity:		
Contributed capital		8
Retained deficit		(12,935)
Accumulated other comprehensive income		77
Total equity		(12,850)
Total liabilities and equity	$	21,574

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2019 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2019, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

NYSE Chicago, Inc.
Statement of Income
Year Ended December 31, 2019
(Unaudited)
(in thousands)

Revenues:		
Transaction and clearing fees, net	$	28,041
Market Data Fees		3,394
Listings fees		142
Other revenues		1,662
Affiliate revenue		32
Transaction based expenses		(13,641)
Total revenues		19,630
Expenses:		
Compensation and benefits		12,192
Professional services		1,065
Technology and communication		1,911
Rent and occupancy		858
Selling, general and adminstrative		634
Depreciation and amortization		621
Affiliate expense		3,659
Operating expenses		20,940
Operating loss		(1,310)
Interest expense		158
Other expenses, net		731
Other expense, net		889
Pre-tax net loss		(2,199)
Income tax expense		1,769
Net loss	$	(3,968)

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2019 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2019, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

NYSE Group, Inc.
Balance Sheet
As of December 31, 2019
(Unaudited)
(in thousands)

CURRENT ASSETS:		
Cash and cash equivalents	$	57
Income tax receivable		819
Current assets		876
PLANT PROPERTY AND EQUIPMENT:		
Operating Lease Right of Use Asset		15
Property and equipment, net		15
OTHER NON-CURRENT ASSETS:		
Goodwill		155,981
Investment in Sub		81,157
Deferred tax asset - non-current		6,730
Other non-current assets		243,868
Total assets	$	244,759
LIABILITIES and EQUITY:		
CURRENT LIABILITIES:		
Accounts Payable and Accrued Liabilities	$	1,698
Other Current Liabilities		40
Due to affiliates		170,849
Current liabilities		172,587
NON-CURRENT LIABILITIES:		
Other non-current liabilities		33,891
Non-current liabilities		33,891
Total liabilities		206,478
EQUITY:		
Contributed capital		78,177
Retained deficit		(39,896)
Total equity		38,281
Total liabilities and equity	$	244,759

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2019 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2019, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

NYSE Group, Inc.
Statement of Income
Year Ended December 31, 2019
(Unaudited)
(in thousands)

Revenue:	
Total Revenue	-
Expenses:	
Selling, general, and administrative	(1,380)
Amortization and Depreciation	(475)
Intercompany expenses	4,533
Operating expenses	2,678
Operating loss	(2,678)
Intercompany Interest income	1,166
Other income net	203
Other expense, net	1,369
Pre-tax net loss	(1,309)
Income tax benefit	616
Net loss	$ (693)

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2019 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2019, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

NYSE Holdings LLC
Balance Sheet
As of December 31, 2019
(Unaudited)
(in thousands)

CURRENT ASSETS:		
Cash and cash equivalents	$	347
Due from affiliates		4,263,080
Current assets		4,263,427
OTHER NON-CURRENT ASSETS:		
Other non-current assets		10,000
Deferred tax assets - non-current		0
Other non-current assets		10,000
Assets	$	4,273,427
LIABILITIES and EQUITY:		
CURRENT LIABILITIES:		
Accounts payable and accrued liabilities	$	0
Income taxes payable		-
Current Liabilities		0
NON-CURRENT LIABILITIES:		
Notes payable - non-current		-
Non-current liabilities		0
Liabilities		0
EQUITY:		
Contributed Capital		(6,574,972)
Retained defecit		10,848,399
Total equity		4,273,427
Total liabilities and equity	$	4,273,427

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2019 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2019, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

NYSE Holdings LLC
Statement of Income
Year Ended December 31, 2019
(Unaudited)
(in thousands)

Total Revenue, less transaction-based expenses	$ -
Expenses:	
Professional services	-
Technology and communication	-
Selling, general and administrative	12
Intercompany Expense	259
Operating expenses	271
Operating loss	(271)
Interest income from affiliates	108,654
Other expense, net	1,149
Other expense, net	109,803
Pre-tax net income	109,532
Income tax benefit	-
Net income	$ 109,532

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2019 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2019, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

NYSE IP LLC
Balance Sheet
As of December 31, 2019
(Unaudited)
(in thousands)

CURRENT ASSETS:		
Due from affiliates	$	662
Current assets		662
Assets	$	662
LIABILITIES AND EQUITY:		
EQUITY:		
Retained deficit		(3,132)
Contributed capital		3,869
Accumulated other comprehensive income		(75)
Total equity		662
Total liabilities and equity	$	662

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2019 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2019, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

NYSE Liffe Holdings, LLC (Dormant)
Balance Sheet
As of December 31, 2019
(Unaudited)
(in thousands)

LIABILITIES and EQUITY:		
CURRENT LIABILITIES:		
Due from affiliate	$	2
Current liabilities		**2**
Liabilities		**2**
EQUITY:		
Retained deficit		(2)
Total equity		**(2)**
Total liabilities and equity	$	-

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2019 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2019, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

NYSE Liffe US LLC
Balance Sheet
As of December 31, 2019
(Unaudited)
(in thousands)

CURRENT ASSETS:		
Cash and cash equivalents	$	83
Current assets		83
NON-CURRENT ASSETS:		
Deferred tax asset - non-current		88
Goodwill		(31)
Other non-current assets		57
Total assets	$	140
LIABILITIES and EQUITY:		
CURRENT LIABILITIES:		
Due to affilate	$	25,818
Current liabilities		25,818
Total liabilities		25,818
EQUITY:		
Contributed capital		(23,807)
Retained deficit		(1,871)
Total equity		(25,678)
Total liabilities and equity	$	140

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2019 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2019, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

NYSE Liffe US LLC
Statement of Income
Year Ended December 31, 2019
(Unaudited)
(in thousands)

Total Revenue, less transaction-based expenses	$ -
Expenses:	
Operating expenses	-
Pre-tax net income	-
Income tax benefit	-
Net income	$ -

normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting princi generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2019 has been deri from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2019, which are contained in our Annual Repor

NYSE Market (DE), Inc.
BALANCE SHEET
As of December 31, 2019
(Unaudited)
(in thousands)

CURRENT ASSETS:		
Cash and cash equivalents	$	48,264
Short-term Investments		13,971
Accounts receivable, net of allowance		185,938
Due from affiliates		1,502,556
Prepaid expenses and other current assets		7,570
Income tax receivable		374
Current assets		1,758,673
PLANT PROPERTY AND EQUIPMENT:		
Property and equipment		496,431
Accumulated depreciation		(145,779)
Operating Lease Right of Use Asset		12,674
Property and equipment, net		363,326
NON-CURRENT ASSETS:		
Goodwill		1,564,001
Other intangibles, net		1,824,853
Other non-current assets		95,602
Other non-current assets		3,484,456
Assets		5,606,455
LIABILITIES and EQUITY:		
CURRENT LIABILITIES:		
Accounts payable and accrued liabilities		64,244
Accrued salaries and benefits		46,301
Other Current Liabilities		3,348
Deferred revenue		46,087
SEC fees payable		71,896
Current liabilities		231,876
NON-CURRENT LIABILITIES:		
Deferred tax liabilities - current		436,627
Other non-current liabilities		66,031
Accrued employee benefits - long term		181,189
Deferred revenue - long term		63,018
Non-current liabilities		746,865
Liabilities		978,741
SHAREHOLDERS EQUITY:		
Contributed capital		(434,598)
Additional paid-in capital		112,169
Retained earnings		5,017,434
Accumulated other comprehensive income		(67,291)
Equity		4,627,714
Total liabilities and equity	$	5,606,455

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2019 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2019, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

NYSE Market (DE), Inc.
STATEMENT OF INCOME
Year Ended December 31, 2019
(Unaudited)
(in thousands)

Transaction and clearing fees, net	$	707,739
Data services fees, net		233,734
Listing Fees		417,073
Other revenues		39,790
Affiliate revenue		94,956
Transaction based expenses		(561,776)
Total revenue, less transaction-based expenses		**931,516**
Compensation and benefits		145,633
Professional services		36,723
Technology and communication		25,042
Rent and occupancy		10,868
Selling, general and administrative		41,318
Depreciation and amortization		50,229
Affiliate expense		95,066
Operating expenses		**404,879**
Operating income		**526,637**
Interest income		1,244
Affiliate interest income		46,092
Interest expense		(8)
Other income, net		(4,786)
Other income, net		**42,542**
Pre-tax net income		**569,179**
Income tax expense		153,386
Net income		**415,793**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2019 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2019, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ICE TRADE THE WORLD™

NYSE National, Inc.
BALANCE SHEET
As of December 31, 2019
(Unaudited)
(in thousands)

CURRENT ASSETS:		
Cash and cash equivalents	$	165
Accounts receivable		826
Other current assets		1,052
Current assets		2,043
PLANT PROPERTY AND EQUIPMENT:		
Property and equipment		4,720
Accumulated depreciation		(1,535)
Property and equipment, net		3,185
NON-CURRENT ASSETS:		
Goodwill		5,355
Other intangibles, net		2,000
Other non-current assets		493
Other non-current assets		7,848
Assets		13,076
LIABILITIES and EQUITY:		
CURRENT LIABILITIES:		
Accounts payable and accrued liabilities		5,395
Due to affiliates		20,862
Current liabilities		26,257
NON-CURRENT LIABILITIES:		
Deferred tax liabilities - current		69
Non-current liabilities		69
Liabilities		26,326
SHAREHOLDERS EQUITY:		
Retained deficit		(13,250)
Equity		(13,250)
Total liabilities and equity	$	13,076

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2019 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2019, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

NYSE National, Inc.
STATEMENT OF INCOME
Year Ended December 31, 2019
(Unaudited)
(in thousands)

Transaction and clearing fees, net	53,810
Data services fees, net	7,914
Affiliate revenue	57
Transaction based expenses	(70,617)
Total revenue	**(8,836)**
Compensation and benefits	139
Professional Services	148
Technology and communication	42
Selling, general and administrative	(167)
Depreciation and amortization	944
Affiliate expense	2,974
Operating expenses	**4,080**
Operating loss	**(12,916)**
Other expense	(1,011)
Pre-tax net loss	**(13,927)**
Income tax benefit	4,261
Net loss	**(9,666)**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2019 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2019, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

NYSE Technologies Connectivity, Inc.
BALANCE SHEET
As of December 31, 2019
(Unaudited)
(in thousands)

CURRENT ASSETS:		
Cash and cash equivalents	$	305
Accounts receivable, net of allowance		27,781
Due from Affiliates		340,527
Prepaid expenses and other current assets		1,794
Income tax receivable		15
Current assets		370,422
PLANT PROPERTY AND EQUIPMENT:		
Property and equipment		31,431
Accumulated depreciation		(22,766)
Property and equipment, net		8,665
NON-CURRENT ASSETS:		
Goodwill		332,000
Other intangibles, net		345,000
Other non-current assets		677,000
Assets		1,056,087
LIABILITIES and EQUITY:		
CURRENT LIABILITIES:		
Accounts payable and accrued liabilities		4,655
Accrued salaries and benefits		1,090
Income tax payable		-
Current liabilities		5,745
NON-CURRENT LIABILITIES:		
Deferred tax liabilities - noncurrent		90,207
Other non-current liabilities		6,405
Non-current liabilities		96,612
Liabilities		102,357
SHAREHOLDERS EQUITY:		
Contributed capital		3,275
Retained earnings		950,443
Accumulated other comprehensive income		12
Equity		953,730
Total liabilities and equity	$	1,056,087

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2019 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2019, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ICE TRADE THE WORLD

NYSE Technologies Connectivity, Inc.
STATEMENT OF INCOME
Year Ended December 31, 2019
(Unaudited)
(in thousands)

Transaction and clearing fees, net		
Data services fees, net	$	147,664
Affiliate revenue		5,417
Total revenue		**153,081**
Compensation and benefits		7,279
Professional Services		227
Technology and communication		25,012
Rent and occupancy		485
Selling, general and administrative		2,441
Depreciation and amortization		3,510
Affiliate expense		17,984
Operating expenses		**56,938**
Operating income		**96,143**
Affiliate interest income		13,197
Other expense, net		**13,197**
Pre-tax net income		**109,340**
Income tax benefit (expense)		(21,698)
Net income		**87,642**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2019 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2019, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

onExchange Board of Trade (dormant)
Balance Sheet
As Of December 31, 2019
(Unaudited)

ASSETS:		
Other assets	$	1
Total Assets		**1**
LIABILITIES AND EQUITY:		
EQUITY:		
Member capital		1
Equity		**1**
Total Equity	**$**	**1**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of nor recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include incom taxes accounting and equity method accounting. The balance sheet at December 31, 2019 has been derived from the audite financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all c information required by generally accepted accounting principles for complete financial statements. These financial stateme should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the ended December 31, 2019, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

onExchange Clearing Corporation (dormant)
Balance Sheet
As Of December 31, 2019
(Unaudited)

ASSETS:		
Other assets	$	1
Total assets		**1**
LIABILITIES AND EQUITY:		
EQUITY:		
Member capital		1
Member equity		**1**
Total equity	**$**	**1**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2019 has been derived from the audited financial statements of IntercontinentalExchange Group, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2019, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

PDR Services LLC
Balance Sheet
As Of December 31, 2019
(Unaudited)

ASSETS:

Other assets		1
Total assets	**$**	**1**

LIABILITIES AND EQUITY:

EQUITY:

Member capital		1
Equity		**1**
Total equity	**$**	**1**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of nor recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include incom taxes accounting and equity method accounting. The balance sheet at December 31, 2019 has been derived from the audite financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all c information required by generally accepted accounting principles for complete financial statements. These financial stateme should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the ended December 31, 2019, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

Pit Trader, LLC
Balance Sheet
As Of December 31, 2019
(Unaudited)

ASSETS:

Other assets		1
Total assets	**$**	**1**

LIABILITIES AND MEMBER EQUITY:

EQUITY:

Member capital		1
Equity		**1**
Total Equity	**$**	**1**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of nor recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include incom taxes accounting and equity method accounting. The balance sheet at December 31, 2019 has been derived from the audite financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all c information required by generally accepted accounting principles for complete financial statements. These financial stateme should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year e December 31, 2019, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchan Commission.

Q-WIXX B SUB, LLC
BALANCE SHEET
As of December 31, 2019
(Unaudited)

ASSETS:			
OTHER NON-CURRENT ASSETS:			
Investment in subsidiaries			1,989
	Other non-current assets		1,989
	Assets		1,989
LIABILITIES and EQUITY:			
CURRENT LIABILITIES:			
Due to affiliates			1,638
	Current liabilities		1,638
EQUITY:			
Retained earnings			351
	Equity		351
	Total liabilities and equity	$	1,989

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2019 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2019, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ICE TRADE THE WORLD™

Q-WIXX B SUB, LLC
STATEMENT OF INCOME
Year Ended December 31, 2019
(Unaudited)
(In thousands)

Total revenue	$	-
Selling, general & administration		-
Operating expenses		-
Operating loss		-
Pre-tax net loss		-
Income tax benefit		-
Net income	$	-

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2019 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2019, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

QW HOLDINGS , LLC
BALANCE SHEET
As of December 31, 2019
(Unaudited)
(In thousands)

ASSETS:		
Cash and cash equivalents	$	-
Due from affiliates, net		5,823
ent assets		5,823
l assets		5,823
Retained earnings	$	4,650
Contributed capital		1,173
ity		5,823
l equity	$	5,823

n of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally inancial statements prepared in accordance with accounting principles generally accepted in the United States of America have been r omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at 1, 2019 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that s not include all of the information required by generally accepted accounting principles for complete financial statements. These ements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year nber 31, 2019, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

QW HOLDINGS, LLC
STATEMENT OF INCOME
Year Ended December 31, 2019
(Unaudited)
(In thousands)

Total revenue	**$**	**-**
Selling, general & administration		-
Operating expenses		**-**
Operating loss		**-**
Intercompany interest income		220
Pre-tax net income		**220**
Income tax expense		**-**
Net income	**$**	**220**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2019 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2019, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

Radiate, Inc.
Balance Sheet
As of December 31, 2019
(Unaudited)
(in thousands)

CURRENT ASSETS:		
Cash and cash equivalents	$	361
Due from affilates		48
Current assets		409
OTHER NON-CURRENT ASSETS:		
Other intangibles, net		2,029
Other non-current assets		2,029
Total assets	$	2,438
LIABILITIES and EQUITY:		
CURRENT LIABILITIES:		
Due to affiliates		-
Current liabilities		-
NON-CURRENT LIABILITIES:		
Deferred tax liabilities- non current		375
Non-current liabilities		375
Total liabilities		375
EQUITY:		
Retained earnings		2,063
Total equity		2,063
Total liabilities and equity	$	2,438

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2019 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2019, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

Radiate, Inc.
Statement of Income
Year Ended December 31, 2019
(Unaudited)
(in thousands)

Revenue:	
Other Revenue	-
Total Revenue	0
Expenses:	
Professional services	10
Selling, general, and administrative	1
Amortization and Depreciation	1,924
Operating expenses	1,935
Operating loss	(1,935)
Pre-tax net loss	(1,935)
Income tax benefit	520
Net loss	$ (1,415)

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2019 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2019, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

SECURITIES EVALUATIONS, INC.
BALANCE SHEET
As of December 31, 2019
(Unaudited)
(in thousands)

CURRENT ASSETS:	
Cash and cash equivalents	$ 1,167
Accounts receivable, net of allowance	16,353
Prepaid expenses and other current assets	149
Due from affiliates	17,519
Current assets	35,188
PROPERTY AND EQUIPMENT	
Property and equipment cost	801
Accumulated depreciation	(670)
Property and equipement, net	131
OTHER NON-CURRENT ASSETS:	
Goodwill	276,704
Other intangibles, net	112,858
Deferred income tax asset- noncurrent	952
Other non-current assets	390,514
Assets	425,833
LIABILITIES and EQUITY:	
CURRENT LIABILITIES:	
Accounts payable and accrued liabilities	20
Deferred Revenue	127
Current liabilities	147
NON-CURRENT LIABILITIES:	
Deferred tax liabilities- noncurrent	32,046
Other Non Current Liabilites	20
Non-current liabilities	32,066
Liabilities	32,213
SHAREHOLDERS EQUITY:	
Contributed capital	327
Retained earnings	393,293
Equity	393,620
Total liabilities and equity	$ 425,833

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2019 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2019, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

SECURITIES EVALUATIONS, INC.
STATEMENT OF INCOME
Year Ended December 31, 2019
(Unaudited)
(in thousands)

Data services fees, net	$ -
Total revenue	**-**
Compensation and benefits	4
Depreciation and amortization	10,563
Operating expenses	**10,567**
Operating loss	**10,567**
Affiliate interest income	2,078
Other income, net	(54)
Other income, net	**2,024**
Pre-tax net income	**8,543**
Income tax expense	3,942
Net income	**4,601**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2019 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2019, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

Securities Industry Automation Corporation
BALANCE SHEET
As of December 31, 2019
(Unaudited)
(in thousands)

CURRENT ASSETS:	
Cash and cash equivalents	$ 938
Accounts receivable, net of allowance	2,091
Due from Affiliates	276,218
Prepaid expenses and other current assets	3,138
Current assets	282,385
PLANT PROPERTY AND EQUIPMENT:	
Property and equipment	363,408
Accumulated depreciation	(231,683)
Operating lease asset	57,379
Property and equipment, net	189,104
Assets	471,489
LIABILITIES and EQUITY:	
CURRENT LIABILITIES:	
Accounts payable and accrued liabilities	6,690
Accrued salaries and benefits	7,402
Other current liabilities	5,130
Income Tax Payable	111
Current liabilities	19,333
NON-CURRENT LIABILITIES:	
Deferred tax liabilities - current	13,147
Operating lease liability	57,725
Other non-current liabilities	2,740
Non-current liabilities	73,612
Liabilities	92,945
SHAREHOLDERS EQUITY:	
Contributed capital	17,850
Retained earnings	360,694
Equity	378,544
Total liabilities and equity	$ 471,489

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2019 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2019, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

Securities Industry Automation Corporation
STATEMENT OF INCOME
Year Ended December 31, 2019
(Unaudited)
(in thousands)

Transaction and clearing fees, net		
Data services fees, net	$	14,316
Affiliate revenue		88,990
Total revenue		**103,306**
Compensation and benefits		31,883
Professional services		1,506
Technology and communication		24,145
Rent and occupancy		328
Selling, general and administrative		7
Depreciation and amortization		29,677
Operating expenses		**87,546**
Operating income		**15,760**
Pre-tax net income		**15,760**
Income tax expense		7,072
Net income		**8,688**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2019 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2019, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

SF Blocker 1 LLC
Balance Sheet
As Of December 31, 2019
(Unaudited)

ASSETS:

Other assets		1
Total assets	**$**	**1**

LIABILITIES AND EQUITY:

EQUITY:

Member capital		1
Equity		**1**
Total equity	**$**	**1**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of nor recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include incom taxes accounting and equity method accounting. The balance sheet at December 31, 2019 has been derived from the audite financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all c information required by generally accepted accounting principles for complete financial statements. These financial stateme should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the ended December 31, 2019, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

SF Blocker 2 LLC
Balance Sheet
As Of December 31, 2019
(Unaudited)

ASSETS:		
Other assets		1
Total assets	**$**	**1**
LIABILITIES AND EQUITY:		
EQUITY:		
Member capital		1
Equity		**1**
Total equity	**$**	**1**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of nor recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include incom taxes accounting and equity method accounting. The balance sheet at December 31, 2019 has been derived from the audite financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all c information required by generally accepted accounting principles for complete financial statements. These financial stateme should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the ended December 31, 2019, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

Simplifile Holdings, Inc.
Balance Sheet
As of December 31, 2019
(Unaudited)
(in thousands)

CURRENT ASSETS:		
Cash and cash equivalents	$	29,631
Accounts receivable		15,841
Prepaid expenses and other current assets		65
Due from affiliates, net		3,237
Current assets		48,774
PLANT PROPERTY AND EQUIPMENT:		
Property and equipment		3,529
Accumulated depreciation		(325)
Operating Lease Right of Use Asset		4,845
Property and equipment, net		8,049
NON-CURRENT ASSETS:		
Goodwill		218,173
Other intangibles, net		109,581
Other noncurrent assets		4,105
Other non-current assets		331,859
Total assets	$	388,682
LIABILITIES and EQUITY:		
CURRENT LIABILITIES:		
Accounts payable and accrued liabilities	$	36,705
Accrued salaries and benefits		1,007
Other current liabilities		525
Income tax payable		169
Current liabilities		38,406
NON-CURRENT LIABILITIES:		
Other non-current liabilities		4,386
Non-current liabilities		4,386
Total liabilities		42,792
EQUITY:		
Contributed capital		16
Retained earnings		345,874
Total equity		345,890
Total liabilities and equity	$	388,682

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2019 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2019, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

Simplifile Holdings, Inc.
Statement of Income
Year Ended December 31, 2019
(Unaudited)
(in thousands)

Revenue:		
Transaction and clearing fees, net	$	35,793
Other revenue		1,058
Total Revenue		36,851
Expenses:		
Compensation and benefits		15,270
Professional services		205
Technology and communication		5,091
Rent and occupancy		408
Selling, general and administrative		1,141
Depreciation and amortization		3,994
Operating expenses		26,109
Operating income		10,742
Interest income		1
Intercompany interest income		3
Other expense, net		4
Pre-tax net income		10,746
Income tax expense		3,171
Net income	$	7,575

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2019 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2019, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

Simplifile LC
Balance Sheet
As Of December 31, 2019
(Unaudited)

ASSETS:		
Other assets		1
Total assets	**$**	**1**
LIABILITIES AND EQUITY:		
EQUITY:		
Member capital		1
Equity		**1**
Total equity	**$**	**1**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of nor recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include incon taxes accounting and equity method accounting. The balance sheet at December 31, 2019 has been derived from the audite financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all c information required by generally accepted accounting principles for complete financial statements. These financial stateme should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the ended December 31, 2019, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

Stock Clearing Corporation
BALANCE SHEET
As of December 31, 2019
(Unaudited)
(in thousands)

CURRENT ASSETS:		
Due from Affiliates	$	2,764
Current assets		2,764
NON-CURRENT ASSETS:		
Goodwill		(19)
Other noncurrent assts		300
Other non-current assets		281
Assets		3,045
LIABILITIES and EQUITY:		
CURRENT LIABILITIES:		
Accounts payable and accrued liabilities		-
Current liabilities		-
Liabilities		-
SHAREHOLDERS EQUITY:		
Retained earnings		3,045
Equity		3,045
Total liabilities and equity	$	3,045

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2019 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2019, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

Stock Clearing Corporation
STATEMENT OF INCOME
Year Ended December 31, 2019
(Unaudited)
(in thousands)

Other revenues	$ -
Total revenue	**0**
Selling, general and administrative	0
Operating expenses	**0**
Operating income	**0**
Other expense, net	**0**
Pre-tax net income	**0**
Income tax expense	0
Net income	**0**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2019 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2019, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

Strike Network Services LLC
BALANCE SHEET
As of December 31, 2019
(Unaudited)
(in thousands)

CURRENT ASSETS:		
Cash and cash equivalents	$	12
Due from affiliates		21
Current assets		33
PLANT PROPERTY AND EQUIPMENT:		
Property and equipment		400
Accumulated depreciation		(195)
Property and equipment, net		205
Assets		238
LIABILITIES and EQUITY:		
CURRENT LIABILITIES:		
Accounts payable and accrued liabilities		-
Current liabilities		0
Liabilities		0
SHAREHOLDERS EQUITY:		
Retained earnings		238
Equity		238
Total liabilities and equity	$	238

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2019 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2019, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

Strike Network Services LLC
STATEMENT OF INCOME
Year Ended December 31, 2019
(Unaudited)
(in thousands)

Data services fees, net	-
Total revenue	**0**
Depreciation and amortization	68
Operating expenses	**68**
Operating loss	**(68)**
Pre-tax net loss	**(68)**
Net loss	**(68)**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2019 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2019, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

StrikeNET LLC
BALANCE SHEET
As of December 31, 2019
(Unaudited)
(in thousands)

CURRENT ASSETS:		
Cash and cash equivalents	$	26
Due from affiliates		92
Current assets		118
Assets		118
LIABILITIES and EQUITY:		
CURRENT LIABILITIES:		
Accounts payable and accrued liabilities		-
Current liabilities		0
Liabilities		0
SHAREHOLDERS EQUITY:		
Retained earnings		118
Equity		118
Total liabilities and equity	$	118

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2019 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2019, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ICE TRADE THE WORLD

StrikeNET LLC

STATEMENT OF INCOME

Year Ended December 31, 2019
(Unaudited)
(in thousands)

Data services fees, net	-
Total revenue	**1**
Selling, general and administrative	1
Operating expenses	**1**
Operating loss	**0**
Pre-tax net loss	**0**
Net loss	**0**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2019 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2019, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ICE Swap Trade, LLC
Balance Sheet
As Of December 31, 2019
(Unaudited)
(in thousands)

CURRENT ASSETS:		
Cash and cash equivalents	$	787
Restricted cash		500
Due from affiliate		15,156
Current assets		16,443
Total assets	**$**	**16,443**
LIABILITIES AND MEMBER EQUITY:		
CURRENT LIABILITIES:		
Accounts payable and accrued liabilities	$	-
Current liabilities		0
EQUITY:		
Contributed capital		9,200
Retained earnings		7,243
Equity		**16,443**
Total liabilities and equity	**$**	**16,443**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of nor recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include incor taxes accounting and equity method accounting. The balance sheet at December 31, 2019 has been derived from the audit financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all (information required by generally accepted accounting principles for complete financial statements. These financial statem should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2019, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ICE Swap Trade, LLC
Income Statement
Year Ended December 31, 2019
(Unaudited)
(in thousands)

REVENUES:		
Transaction fees	$	2,509
Operating revenues		2,509
OPERATING EXPENSES:		
Compensation and benefits		20
Professional services		18
Technology Expenses		92
Rent and occupancy		0
Selling, general & administrative		10
Service and license fees to affiliate		675
Operating expenses		**815**
Operating income		**1,694**
Other expense		**1**
Net income	**$**	**1,693**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2019 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2019, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

Tap and Trade, Inc. (dormant)
Balance Sheet
As Of December 31, 2019
(Unaudited)

ASSETS:		
Other assets		1
Total assets	**$**	**1**
LIABILITIES AND EQUITY:		
EQUITY:		
Member capital		1
Equity		**1**
Total equity	**$**	**1**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of nor recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include incom taxes accounting and equity method accounting. The balance sheet at December 31, 2019 has been derived from the audite financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all c information required by generally accepted accounting principles for complete financial statements. These financial stateme should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the ended December 31, 2019, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

The Clearing Corporation
Balance Sheet
As of December 31, 2019
(Unaudited)
(in thousands)

CURRENT ASSETS:		
Cash and cash equivalents	$	1,097
Due from affiliate		61
Current Income Tax Receivable		222
Current Assets		1,380
PLANT PROPERTY AND EQUIPMENT:		
Property and equipment cost		80
Accumulated depreciation		(80)
Property and Equipment, Net		0
OTHER NONCURRENT ASSETS:		
Goodwill		22,514
Other non-current assets		22,514
Assets	$	23,894
LIABILITIES and EQUITY:		
NON CURRENT LIABILITIES:		
Deferred Tax Liabilities -Non Current		(222)
Other non-current liabiities		(222)
CURRENT LIABILITIES:		
Accounts payable and accrued liabilities	$	-
Due from affiliates, net		-
Current liabilities		-
Liabilities		(222)
EQUITY:		
Contributed capital		90,246
Retained deficit		(66,130)
Total Equity		24,116
Total Liabilities and Equity	$	23,894

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2019 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2019, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

The Clearing Corporation
Statement of Income
Year Ended December 31, 2019
(Unaudited)
(in thousands)

Revenues:	
Other revenue	$ -
Total revenue	-
Expenses:	
Professional services	(3)
Selling, general and administrative	13
Depreciation and amortization	-
Operating expenses	10
Operating loss	(10)
Interest income	10
Other income	10
Pre-tax net loss	-
Income tax expense Benefit	22
Net Income	$ 22

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2019 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2019, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ICE TRADE THE WORLD™

TheDebtCenter, L.L.C.
Balance Sheet
As of December 31, 2019
(Unaudited)

(in thousands)

Current assets:	
Cash and cash equivalents	$ -
Current assets	-
Property and equipment:	
Property and equipment cost	1,778
Accumulated depreciation	(593)
Property and equipment, net	1,185
Other non-current assets:	
Goodwill	423,555
Other intangibles assets, net	232,450
Investment in subsidiary	15,773
Other non-current assets	671,778
Total assets	$ 672,963

LIABILITIES and EQUITY

Current liabilities:	
Due to affiliates, net	$ 580
Current liabilities	580
Non-current liabilities:	
Other noncurrent liabilities	-
Non-current liabilities	-
Total liabilities	580
Equity:	
Retained earnings	672,383
Total equity	672,383
Total liabilities and equity	$ 672,963

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2019 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2019, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

TheDebtCenter, L.L.C.
Statement of Income
Year Ended December 31, 2019
(Unaudited)
(in thousands)

Revenues:		
Other revenues	$	-
Total revenues		-
Expenses:		
Compensation and benefits		(129)
Selling, general, and administrative		6
Depreciation and amortization		20,490
Operating expenses		20,367
Operating loss		(20,367)
Other expenses, net		-
Other expense, net		-
Pre-tax net loss		(20,367)
Income tax expense		-
Net loss	$	(20,367)

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2019 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2019, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

TradeCapture OTC Corp
Balance Sheet
As Of December 31, 2019
(Unaudited)
(in thousands)

CURRENT ASSETS:		
Accounts receivable, net of allowance		-
Income tax receivable		2
Other current assets		15
Current assets		17
PROPERTY PLANT AND EQUIPMENT:		
Property and equipment cost		6,014
Accumulated depreciation		(4,893)
Property and equipment net		1,121
OTHER NON-CURRENT ASSETS		
Investment in subsidiary		168
Other non-current assets		168
Total assets	$	**1,306**
LIABILITIES AND EQUITY:		
CURRENT LIABILITIES:		
Accounts payable and accrued liabilities		16
Accrued salaries and benefits		221
Due to affiliates		19,018
Deferred revenue		
Current liabilities		19,255
NONCURRENT LIABILITIES:		
Deferred tax liabilities - noncurrent		280
Other noncurrent liabilities		
NonCurrent Liabilities		280
Total liabilities		**19,535**
EQUITY:		
Additional paid-in capital		5,140
Net deficit		(23,369)
Equity		**(18,229)**
Total liabilities and equity	$	**1,306**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of norr recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include incom taxes accounting and equity method accounting. The balance sheet at December 31, 2019 has been derived from the audite financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all o information required by generally accepted accounting principles for complete financial statements. These financial stateme should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the ended December 31, 2019, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

TradeCapture OTC Corp
Income Statement
Year Ended December 31, 2019
(Unaudited)
(In thousands)

REVENUES:		
Other revenue	$	21
Operating revenues		**21**
OPERATING EXPENSES:		
Compensation and benefits		384
Professional services		14
Rent and other occupancy		0
Technology and communcations		65
Selling, general & administration		12
Amortization & depreciation expense		754
Service & license fees to affiliates		270
Operating expenses		**1,499**
Operating loss		**(1,478)**
Income tax benefit		**414**
Net loss	**$**	**(1,064)**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2019 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2019, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

TradeCapture OTC Holdings, Inc.
Balance Sheet
As Of December 31, 2019
(Unaudited)
(In thousands)

CURRENT ASSETS:		
Due from affiliate	$	6,001
Current assets		6,001
OTHER NON-CURRENT ASSETS		
Deferred tax assets - non-current		14
Goodwill		8,744
Other non-current assets		8,758
Total assets	**$**	**14,759**
LIABILITIES:		
Accounts Payable and Accrued Liabilities	$	2
Liabilities		**2**
EQUITY:		
Contributed Capital	$	10,880
Retained Earnings		3,877
Equity		**14,757**
Total liability and equity	**$**	**14,759**

inion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal ; adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain ion normally included in financial statements prepared in accordance with accounting principles generally accepted in the :ates of America have been condensed or omitted. These financial statements do not include income taxes accounting and ethod accounting. The balance sheet at December 31, 2019 has been derived from the audited financial statements of :inental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by ' accepted accounting principles for complete financial statements. These financial statements should be read in ion with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, ıich are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

TradeCapture OTC Holdings, Inc.
Income Statement
Year Ended December 31, 2019
(Unaudited)
(In thousands)

TOTAL REVENUE	$	-
OPERATING EXPENSES:		
Selling, general and administrative		17
Affiliate expenses		2
Operating expenses		**19**
Pre-tax net loss		(19)
Income tax Benefit		5
Net loss	$	**(14)**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2019 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2019, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

Trebuchet Holdings, LLC
Balance Sheet
As Of December 31, 2019
(Unaudited)
(In thousands)

PLANT PROPERTY AND EQUIPMENT		
Property and equipment cost	$	1,060
Accumulated depreciation		(1,060)
Property and equipment net		0
Total assets	**$**	-
LIABILITIES AND MEMBER EQUITY:		
CURRENT LIABILITIES:		
Due to affiliates	$	2,000
Current liabilities		2,000
Total liabilities		**2,000**
EQUITY:		
Contributed capital		1,519
Retained deficit		(3,519)
Equity		**(2,000)**
Total liabilities and equity	**$**	-

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of norm recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2019 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of information required by generally accepted accounting principles for complete financial statements. These financial statemer should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year en December 31, 2019, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchang Commission.

Trebuchet Holdings, LLC
Income Statement
Year Ended December 31, 2019
(Unaudited)
(In thousands)

Total Revenue	$ -
OPERATING EXPENSES:	
Amortization & depreciation expense	$ -
Operating expenses	**-**
Net loss	**$ -**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2019 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2019, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

Wireless Internetwork LLC
BALANCE SHEET
As of December 31, 2019
(Unaudited)
(in thousands)

CURRENT ASSETS:			
Cash and cash equivalents		$	3
	Current assets		3
PLANT PROPERTY AND EQUIPMENT:			
Property and equipment			112
Accumulated depreciation			(76)
	Property and equipment, net		36
	Assets		39
LIABILITIES and EQUITY:			
CURRENT LIABILITIES:			
Due to afilliates			118
	Current liabilities		118
	Liabilities		118
SHAREHOLDERS EQUITY:			
Retained deficit			(79)
	Equity		(79)
	Total liabilities and equity	$	39

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2019 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2019, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

Wireless Internetwork LLC
STATEMENT OF INCOME
Year Ended December 31, 2019
(Unaudited)
(in thousands)

Data services fees, net	-
Total revenue	**0**
Depreciation and amortization	12
Operating expenses	**12**
Operating loss	**(12)**
Pre-tax net loss	**(12)**
Net loss	**(12)**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2019 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2019, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

EXHIBIT I

ACCOMPANYING AMENDMENT TO FORM 1 REGISTRATION STATEMENT

OF

NYSE ARCA, INC.

JUNE 2020

EXHIBIT I

The audited consolidated financial statements for NYSE Arca, Inc. for the year ended December 31, 2019 follow.

CONSOLIDATED FINANCIAL STATEMENTS

NYSE Arca, Inc. and Subsidiaries
Year Ended December 31, 2019
With Report of Independent Auditors

NYSE Arca, Inc. and Subsidiaries

Consolidated Financial Statements

Year Ended December 31, 2019

Contents

Report of Independent Auditors 2
Consolidated Balance Sheet 4
Consolidated Statement of Net Income...5
Consolidated Statement of Changes in Equity 6
Consolidated Statement of Cash Flows...7
Notes to the Consolidated Financial Statements..8

Ernst & Young LLP
Suite 1000
55 Ivan Allen Jr. Boulevard
Atlanta, GA 30308

Tel: +1 404 874 8300
Fax: +1 404 817 5589
ey.com

Report of Independent Auditors

The Board of Directors and Management
NYSE Arca, Inc. and Subsidiaries

We have audited the accompanying consolidated financial statements of NYSE Arca, Inc. and Subsidiaries, which comprise the consolidated balance sheet as of December 31, 2019, the related consolidated statements of net income, changes in equity, and cash flows for the year ended December 31, 2019, and the related notes to the consolidated financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in conformity with U.S. generally accepted accounting principles; this includes the design, implementation and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free of material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of NYSE Arca Inc. and Subsidiaries at December 31, 2019, and the consolidated results of their operations and their cash flows for the year ended December 31, 2019 in conformity with U.S. generally accepted accounting principles.

Ernst & Young LLP

June 18, 2020

NYSE Arca, Inc. and Subsidiaries

Consolidated Balance Sheet

(In Millions)

December 31, 2019

Assets		
Current assets:		
Cash and cash equivalents	$	15
Accounts receivable		43
Loan receivable from affiliate		1,105
Other current assets		18
Total current assets		1,181
Non-current assets:		
Property and equipment, net		32
Goodwill		563
Other intangible assets, net		965
Other non-current assets		70
Total non-current assets		1,630
Total assets	$	2,811
Liabilities and equity		
Current liabilities:		
Accounts payable and accrued liabilities	$	74
Due to affiliates, net		272
Total current liabilities		346
Non-current liabilities:		
Deferred income taxes		278
Other non-current liabilities		36
Total non-current liabilities		314
Total liabilities		660
Equity		2,151
Total liabilities and equity	$	2,811

See accompanying notes to consolidated financial statements.

NYSE Arca, Inc. and Subsidiaries

Consolidated Statement of Net Income

(In Millions)

Year Ended December 31, 2019

Revenues:	
Transaction fees	$ 779
Data services fees	79
Listing fees	12
Other	41
Affiliate	15
Total revenues	926
Transaction-based expenses:	
Section 31 fees	153
Cash liquidity payments, routing and clearing	532
Total revenues less transaction-based expenses	241
Operating expenses:	
Compensation and benefits	7
Technology and communications	3
Professional services	1
Rent and occupancy	2
Selling, general and administrative	0
Depreciation and amortization	23
Affiliate	86
Total operating expenses	122
Operating income	119
Other income:	
Interest and other income, net	42
Income before income tax expense	161
Income tax expense	42
Net income	$ 119

See accompanying notes to consolidated financial statements.

NYSE Arca, Inc. and Subsidiaries

Consolidated Statement of Changes in Equity

(In Millions)

Year Ended December 31, 2019

Balance at January 1, 2019	$	2,026
Net income		119
Contribution from Parent		10
Dividends paid to Parent		(4)
Balance at December 31, 2019	$	2,151

See accompanying notes to consolidated financial statements.

NYSE Arca, Inc. and Subsidiaries

Consolidated Statement of Cash Flows

(In Millions)

Year Ended December 31, 2019

Operating activities:		
Net income	$	119
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation and amortization		23
Deferred income taxes		(3)
Change in assets and liabilities:		
Accounts receivable		8
Loan receivable from affiliate		(319)
Other assets		3
Accounts payable and accrued liabilities		4
Due to affiliates, net		165
Other liabilities		1
Total adjustments		(118)
Net cash provided by operating activities		1
Investing activities:		
Capital expenditures		(8)
Net cash used in investing activities		(8)
Financing activities:		
Contribution from Parent		10
Dividend to Parent		(4)
Net cash provided by financing activities		6
Net decrease in cash and cash equivalents		(1)
Cash and cash equivalents, beginning of year		16
Cash and cash equivalents, end of year	$	15

Supplemental cash flow disclosure

No material payments were made or received for taxes during the year ended December 31, 2019.

See accompanying notes to consolidated financial statements.

1. Description of Business

NYSE Arca, Inc. ("NYSE Arca" or the "Exchange" or the "Company") is a wholly-owned subsidiary of NYSE Group, Inc. ("Parent"), a holding company that through its subsidiaries, operates securities exchanges including NYSE Arca. The Parent is a wholly-owned subsidiary of Intercontinental Exchange, Inc. ("ICE"). ICE operates regulated global markets and clearing houses, including futures exchanges, over-the-counter markets and derivatives clearing houses. ICE operates 12 global exchanges and six central clearing houses. ICE offers end-to-end market data services to support trading, investment and risk management needs of customers across virtually all asset classes. The Exchange is a United States registered national securities exchange and self-regulatory organization ("SRO"). As such, the Exchange is registered with, and subject to oversight by, the Securities and Exchange Commission ("SEC"). In addition to the Exchange, the Parent has four other subsidiary SRO's: New York Stock Exchange LLC, NYSE American LLC, NYSE National, Inc., and NYSE Chicago, Inc.

The Exchange and NYSE Arca Equities, Inc. are the regulators of their members. Certain of the Exchange's regulatory functions are performed by the Financial Industry Regulatory Authority, Inc., ("FINRA") pursuant to an agreement.

2. Significant Accounting Policies

Basis of Presentation

The accompanying consolidated financial statements are presented in accordance with United States generally accepted accounting principles ("U.S. GAAP") and include the accounts of the Exchange and its subsidiaries, which include NYSE Arca Equities, Inc., NYSE Arca LLC, Archipelago Trading Services, Inc., and Archipelago Securities LLC (collectively, the "Subsidiaries"). All intercompany balances and transactions between the Exchange and its Subsidiaries have been eliminated in consolidation.

On November 13, 2013, ICE completed its acquisition of the Parent. The accompanying consolidated financial statements reflect the final purchase accounting adjustments as they relate to the Exchange as of the acquisition date. As of the acquisition date, push-down accounting has been applied to the Exchange from ICE, and a new basis of accounting was established for the Exchange reflecting fair value adjustments made during the purchase price accounting process related to the acquisition.

2. Significant Accounting Policies (continued)

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires the Exchange's management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements. Estimates also affect the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Affiliate Revenues and Expenses

Affiliate revenues are recognized when the related services are provided to the Company's affiliates. Affiliate expenses are recognized at the time the services are provided to the Company by its affiliates (Note 6).

Cash and Cash Equivalents

The Exchange considers all short-term, highly liquid investments with original maturities of three months or less to be cash and cash equivalents. As of December 31, 2019, the Company did not hold any investments of this type.

Allowance for Doubtful Accounts

The allowance for doubtful accounts is maintained at a level that management believes to be sufficient to absorb probable losses in the Exchange's accounts receivable portfolio. The allowance is based on several factors, including a continuous assessment of the collectability of each account. In circumstances where a specific customer's inability to meet its financial obligations is known, the Exchange records a specific provision for bad debts to reduce the receivable to the amount it reasonably believes will be collected. Accounts receivable are written off against the allowance for doubtful accounts when collection efforts cease. The Exchange's allowance for doubtful accounts was de minimis as of the balance sheet date.

Property and Equipment

Property and equipment is recorded at cost, reduced by accumulated depreciation (Note 8). Depreciation and amortization expense related to property and equipment is computed using the straight-line method based on estimated useful lives of the assets, or in the case of leasehold improvements, the shorter of the initial lease term or the estimated life of the improvement. The Exchange reviews the remaining estimated useful lives of its property and equipment at each balance sheet date and will make adjustments to the estimated remaining useful lives whenever events or changes in circumstances indicate that the remaining useful lives have changed.

2. Significant Accounting Policies (continued)

Software Development Costs

The Company capitalizes costs, both internal and external direct and incremental costs, related to software developed or obtained for internal use. Software development costs incurred during the preliminary or maintenance project stages are expensed as incurred, while costs incurred during the application development stage are capitalized and are amortized using the straight-line method over the useful life of the software, not to exceed seven years. Amortization of these capitalized costs begins only when the software becomes ready for its intended use. General and administrative costs related to developing or obtaining such software are expensed as incurred.

Goodwill and Other Intangible Assets

Goodwill and intangible assets with indefinite lives are not amortized, but are reviewed for impairment on at least an annual basis or whenever circumstances indicate impairment could exist. An impairment loss is recognized if the estimated fair value of a reporting unit is less than its book value. Identifiable intangible assets are amortized on a straight-line basis over their estimated useful lives, which are three to seventeen years from date of inception, and are also reviewed at least annually for impairment or whenever changes in circumstances indicate impairment can exist. Identifiable intangible assets consist of exchange registrations and licenses, customer relationships, trade names and developed technology. The Company did not record an impairment charge related to goodwill and other intangible assets during the year ended December 31, 2019.

Income Taxes

The Exchange is included in the consolidated federal and certain unitary state and local income tax returns filed by certain affiliates. In addition, the Exchange files separate state and local income tax returns for certain other states. The Exchange recognizes income taxes under the liability method. The Exchange recognizes a current tax liability or tax asset for the estimated taxes payable or refundable on tax returns for the current year. The Exchange recognizes deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the financial statement carrying amounts and the tax bases of assets and liabilities. The Exchange establishes valuation allowances if it believes that it is more likely than not that some or all of its deferred tax assets will not be realized. Deferred tax assets and liabilities are measured using current enacted tax rates in effect. Tax attributes or tax benefits that exist based on the Company's separate return method that can be used by its affiliates in a consolidated filing are treated as intercompany transactions between the Exchange and affiliates.

The Exchange does not recognize a tax benefit unless it concludes that it is more likely than not that the benefit will be sustained on audit by the taxing authority based solely on the technical

2. Significant Accounting Policies (continued)

merits of the associated tax position. If the recognition threshold is met, the Exchange recognizes a tax benefit measured at the largest amount of the tax benefit that, in its judgment, is greater than 50 percent likely to be realized. The Exchange recognizes accrued interest and penalties related to uncertain tax positions as a component of income tax expense.

The Exchange is subject to tax in numerous jurisdictions, primarily based on its operations. Significant judgment is required in assessing the future tax consequences of events that have been recognized in the Exchange's financial statements or tax returns. Fluctuations in the actual outcome of these future tax consequences could have material impact on the Exchange's financial position or operating results.

Revenue Recognition

Cash trading fee revenues are paid by customer organizations based on their trading activity. The Exchange recognizes revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which it expect to be entitled in exchange for those goods or services. Fees are assessed on a per share basis for trading in equity securities. The fees vary based on the size and type of trade that is consummated. The Exchange earns transaction fees for customer orders routed to other exchanges. Cash trading fees contain one performance obligation related to trade execution which occurs instantaneously, and the revenue is recorded at the point in time of the trade execution. Cash trading fees are recorded gross of liquidity rebates and routing charges. Liquidity payments made to cash trading customers and routing charges paid to other exchanges are included in transaction-based expenses on the consolidated statement of net income.

Cash options trading revenues contain one performance obligation related to trade execution which occurs instantaneously, and the revenue is recorded at the point in time of the trade execution. Cash options trading fees are recorded gross of rebates. The Exchange offers rebates in certain of its markets primarily to support market liquidity and trading volumes by providing qualified trading participants in those markets a discount to the applicable rate. These rebates reduce revenue that the Exchange would have generated had it charged full transaction fees and had it generated the same volume without the rebate program.

The Exchange recognizes listing fee revenues from two types of fees applicable to companies listed on the Exchange - listing fees and annual fees. Listing fees consist of two components: original listing fees and fees related to other corporate-related actions.

Each distinct listing fee is allocated to multiple performance obligations including original and incremental listing and investor relations services, as well as a customer's material right to renew the option to list on the Exchange. In performing this allocation, the standalone selling price of

2. Significant Accounting Policies (continued)

the listing services is based on the original and annual listing fees and the standalone selling price of the investor relations services is based on its market value. All listings fees are billed upfront and the identified performance obligations are satisfied over time. Revenue related to the investor relations performance obligation is recognized ratably over the period these services are provided, with the remaining revenue recognized ratably over time as customers continue to list on the Exchange. Listings fees related to other corporate actions are considered contract modifications of our listing contracts and are recognized ratably over time as customers continue to list on the Exchange.

Original listing fees, subject to a minimum and maximum amount, are based on the number of shares that a company initially lists. Other corporate action related fees are paid by listed companies in connection with corporate actions involving the issuance of new shares to be listed, such as stock splits, rights issues and sales of additional securities, as well as mergers and acquisitions, which are subject to a minimum and maximum fee.

Annual fees are charged based on the number of outstanding shares of listed U.S. companies at the end of the prior year. Annual fees are recognized as revenue on a pro rata basis over the calendar year.

The Exchange collects market data revenues from our cash equity and options consortium-based data products. Consortium-based data fees are determined by securities industry plans. Consortium-based data revenues that coordinated market data distribution generates (net of administration costs) are distributed to participating markets on the basis of the Regulation National Market System ("Reg NMS") formula. From time to time, the securities information processors may recover revenues from prior periods that were uncollected in those periods. These fees are recognized as revenue as services are rendered. These fees are included in data services fees in the consolidated statement of net income.

For the year ended December 31, 2019, $229 million of our net revenues, less transaction-based expenses were related to services transferred at a point in time and $12 million were related to services transferred over time.

Other revenues relate to regulatory fees charged to member organizations, trading license fees, facility and other fees provided to specialists, brokers and clerks physically located on the U.S. markets that enable them to engage in the purchase and sale of securities on the trading floor. These fees are recognized as services are rendered.

2. Significant Accounting Policies (continued)

Transaction-Based Expenses

The Exchange pays the SEC fees pursuant to Section 31 of the Securities Exchange Act of 1934 for transactions executed on the U.S. equities and options exchanges. These Section 31 fees (which are included in transaction-based expenses in the consolidated statement of net income) are designed to recover the government's costs of supervising and regulating the securities markets and securities professionals. The Exchange (or the Options Clearing Corporation on the Exchange's behalf), in turn, collects activity assessment fees, which are included in transaction fees in the consolidated statement of net income, from member organizations clearing or settling trades on the Exchange and recognizes these amounts as revenue when earned. Fees received are included in cash at the time of receipt and, as required by law, the amount due to the SEC is remitted semiannually and recorded as an accrued liability until paid. The activity assessment fees are designed so that they are equal to the Section 31 fees paid by the Exchange to the SEC. As a result, Section 31 fees do not have an impact on the Exchange's net income.

Section 31 fees collected from customers are recorded on a gross basis as a component of transaction fee revenue.

The Exchange also incurs routing charges when it does not have the best bid or offer in the market for a security that a customer is trying to buy or sell on the Exchange. In that case, the customer's order is routed to the external market center that displays the best bid or offer. The external market center charges the Exchange a fee per share (denominated in tenths of a cent per share) for routing to its system. The Exchange includes costs incurred due to erroneous trade execution within routing and clearing. Furthermore, the Exchange incurs clearance, brokerage and related transaction expenses, which primarily include costs incurred in self-clearing activities, and per trade service fees paid to other exchanges for trade execution.

Leases

Operating lease right-of-use assets and liabilities are recorded at the lease commencement date based on the present value of the lease payments to be made over the lease term using an estimated incremental borrowing rate. Right-of-use assets are included in property and equipment, net, while operating lease liabilities are included in accounts payable and accrued liabilities and other non-current liabilities on the consolidated balance sheet. The Exchange expenses rent monthly on a straight-line basis, as a reduction to the right-of-use asset. Rent expense is included in rent and occupancy in the accompanying consolidated statement of net income. See "Recently Adopted Accounting Pronouncements," below, for the new lease accounting standard and its impact on the Exchange's financial statements.

2. Significant Accounting Policies (continued)

Fair Value Measurements

The Exchange applies fair value accounting for all financial assets and liabilities and non-financial assets and liabilities that are recognized or disclosed at fair value in the consolidated financial statements on a recurring basis. The Exchange defines fair value as the price that would be received for selling an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants at the measurement date. The Exchange's financial instruments consist primarily of cash and cash equivalents, customer accounts receivable and other short-term assets and liabilities.

Recently Adopted and New Accounting Pronouncements

On January 1, 2019, the Exchange adopted ASU 2016-02, *Leases*, or ASU 2016-02. This standard requires recognition of both assets and liabilities arising from finance and operating leases, along with additional qualitative and quantitative disclosures. ASU 2016-02 requires lessees to recognize a right-of-use asset representing a right to use the underlying asset over the lease term, and a corresponding lease liability on the balance sheet. The Exchange's operating leases relate to leased office space, and the Exchange does not have any leases classified as finance leases.

The Exchange adopted ASU 2016-02 using the modified retrospective transition method and did not restate prior periods. Using the modified retrospective approach, the Exchange applied the provisions of ASU 2016-02 beginning in the period of adoption, and elected the package of practical expedients available to the Exchange. There was no impact to the opening balance of retained earnings as a result of a cumulative-effect adjustment on the adoption date. The Exchange elected the practical expedient to not reassess lease classifications, but alternatively to carry forward historical classifications. In addition, the Exchange elected the practical expedient of not separating lease and non-lease components as the Exchange's lease arrangements are not highly dependent on other underlying assets. The Exchange's implementation of the amended lease guidance was subject to the same internal controls over financial reporting that are applied to the consolidated financial statements.

At lease inception, the Exchange reviews the service arrangement and components of a contract to identify if a lease or embedded lease arrangement exists. An indicator of a contract containing a lease is when we have the right to control and use an identified asset over a period of time in exchange for consideration. Operating lease right-of-use assets and liabilities are recognized at the commencement date based on the present value of lease payments over the lease term, using the Exchange's estimated incremental borrowing rate. Upon adoption of ASU 2016-02, the Exchange made the policy election to not record existing or future leases with a term of 12

2. Significant Accounting Policies (continued)

months or less on the consolidated balance sheet, and to recognize lease expense on a straight-line basis over the lease term. For these leases, the impact on adoption was nominal. We have also made policy elections related to capitalization thresholds and discount rates. Upon adoption, the incremental borrowing rate was determined based on ICE's recent debt issuances that the Exchange believes are reflective of current borrowing rates. Subsequent to adoption, current incremental borrowing rates were used. Certain lease agreements include options to extend, renew or terminate the lease agreement. As of December 31, 2019, the weighted average discount rate was 3.5%. The Exchange's lease agreements do not contain any residual value guarantees.

Upon adoption of ASU 2016-02, the Exchange recorded $12 million in operating lease liabilities, of which $1 million is included in current liabilities and $11 million is included in other non-current liabilities within our accompanying consolidated balance sheet. The Exchange also recorded $9 million in operating lease right-of-use assets that are included as a component of property and equipment, net, in our consolidated balance sheet and are recorded in an amount equal to our lease liability, adjusted for any remaining unamortized lease incentives such as our deferred rent balances. As part of the Exchange's adoption, we eliminated $3 million in deferred rent liabilities. On the date of adoption, deferred rent liabilities were reclassified and presented as a reduction to the right-of-use asset, included in property and equipment, net, on our consolidated balance sheet. The Exchange's adoption did not have an impact on our consolidated statement of net income.

The Exchange recognizes rent expense monthly on a straight-line basis for each respective operating lease, as a reduction to the right-of-use asset. The Exchange recognized $2 million of rent expense for office space as rent and occupancy expense in 2019, within the Exchange's consolidated statement of net income. The Exchange does not have any significant variable lease costs related to building and maintenance costs, real estate taxes, or other charges.

Details of our lease asset and liability balances are as follows (in thousands):

2. Significant Accounting Policies (continued)

	As of January 1, 2019
Right-of-use lease assets	$ 9
Current operating lease liability	1
Non-current operating lease liability	11
Total operating lease liability	$ 12

	As of December 31, 2019
Right-of-use lease asset	$ 8
Current operating lease liability	1
Non-current operating lease liability	10
Total operating lease liability	$ 11

As of December 31, 2019, we estimate that our operating lease liability will be recognized in the following years (in thousands):

2020	$ 1
2021	1
2022	1
2023	1
2024	2
Thereafter	6
Lease liability amounts repayable	12
Interest costs	1
Total operating lease liability	$ 11

ASU No. 2016-13, *Financial Instruments - Measurement of Credit Losses on Financial Instruments* applies to all financial instruments carried at amortized cost including held-to-maturity debt securities and accounts receivables. It requires financial assets carried at amortized cost to be presented at the net amount expected to be collected and requires entities to record credit losses through an allowance for credit losses on available-for-sale debt securities. The Exchange adopted on January 1, 2020 and have evaluated this guidance to determine the impact on the Exchanges consolidated financial statements. Based on the Exchange's assessment, it was concluded the impact of adoption of this guidance was not material.

3. Equity Method Investments

The Exchange owns a 20% interest in the Options Clearing Corporation ("OCC") through a direct investment which is recorded as an equity method investment. Under equity method accounting, the carrying value of the OCC investment is adjusted on the balance sheet by recognizing the Exchange's pro-rate share of the earnings or losses of OCC, with a corresponding adjustment in our statement of net income to other income, after eliminating any intra-entity income or expenses. If OCC issues cash dividends, the amount of these dividends are deducted from the carrying amount of the Exchange's investment.

OCC adopted a new capital plan during the first quarter of 2015, which raised $150 million in equity capital from OCC's shareholders, including $30 million contributed by the Exchange. Pursuant to the terms of the capital plan, in exchange for the contributions of equity capital from its shareholders, OCC is required, subject to determination by its board of directors and compliance with legal requirements, to pay an annual dividend to its shareholders (i)on a pro rata basis, equal to the after-tax income of OCC, in excess of the amount required to maintain its target capital requirement and satisfy other capital requirements, and (ii)after refunds to its clearing members equal to 50% of distributable earnings before tax.

Subsequent to the Exchange's $30 million investment, aggrieved parties petitioned the SEC to review its approval, by delegated authority, of the capital plan. As a result of such petition, the SEC's approval of the capital plan was automatically stayed and OCC halted further implementation of the capital plan pending further SEC action. In September 2015, the SEC lifted the stay. During the fourth quarter of 2015, the OCC capital plan was implemented.

Subsequent to our $30 million investment, certain industry participants appealed the SEC's approval of the OCC capital plan in the U.S. Court of Appeals, and in August 2017, the Court of Appeals remanded the capital plan to the SEC. On February 13, 2019, the SEC disapproved the OCC capital plan established in 2015. Consistent with the SEC's disapproval of the OCC capital plan, the OCC returned the Exchange's original $30 million contribution during 2019 as a result of the disapproval.

The Exchange recorded equity earnings of $25 million for the year ended December 31, 2019.

4. Other Intangibles

The following table presents the details of the intangible assets as of December 31, 2019 (in millions):

	Carrying Value	Accumulated Amortization	Useful Life
Exchange registrations and licenses	$ 790	$ –	Indefinite
Customer relationships	185	67	17 years
Trade names	57	–	Indefinite
Developed technology	3	3	3 years
Total	$ 1,035	$ 70	

Indefinite useful lives were assigned to exchange registrations and licenses since the registrations and licenses represent rights to operate the Exchange in perpetuity and based on the long history of the Exchange and the expectation that a market participant would continue to operate them indefinitely. An average 17 year and 3 year useful life for customer relationships and developed technology, respectively, is based on the projected economic benefits of the asset, and represents the approximate point in the projection period in which a majority of the asset's cash flows are expected to be realized based on assumed attrition rates. Indefinite useful lives were assigned to trade names based on history in the marketplace, their continued use, and importance to the business and prominence in the industry.

For the year ended December 31, 2019, amortization expense of acquired intangible assets was $11 million and is included in depreciation and amortization expense in the accompanying consolidated statement of net income. The estimated future amortization expense of acquired intangible assets is as follows (in millions):

Year Ending December 31:	
2020	$ 11
2021	11
2022	11
2023	11
2024	11
Thereafter	63
Total	$ 118

5. Income Taxes

The components of the income tax provision for the year ended December 31, 2019 were as follows (in millions):

Current:	
Federal	$ 32
State and local	13
Total current	45
Deferred:	
Federal	(5)
State and local	2
Total deferred	(3)
Total income tax expense	$ 42

A reconciliation of the U.S. federal statutory rate of 21 percent to the Exchange's actual income tax rate for the year ended December 31, 2019 was as follows:

Federal statutory rate	21%
State and local taxes (net of federal benefit)	6
Uncertain tax positions	1
Prior year adjustments	1
Dividends received deduction	(3)
Effective tax rate	26%

The effective tax rate is greater than the federal statutory rate primarily due to state income taxes, uncertain tax positions, and prior year adjustments, partially offset by the tax benefits from dividends received deduction.

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The following table summarizes the significant components of deferred tax assets and liabilities as of December 31, 2019 (in millions):

5. Income Taxes (continued)

Deferred tax assets:		
Loss carryforward	$	10
Liability reserve		6
Total before valuation allowance		16
Valuation allowance		(10)
Total deferred tax assets, net of valuation allowance	$	6

Deferred tax liabilities:		
Acquired intangible assets	$	(269)
Property and equipment		(5)
Other		(10)
Total deferred tax liabilities	$	(284)
Net deferred tax liabilities	$	(278)

A valuation allowance is established when management determines that it is more likely than not that all or some portion of the benefit of the deferred tax assets will not be realized. Tax attributes or tax benefits that exist based on the Company's separate return method that can be used by its affiliates in a consolidated filing are treated as intercompany transactions between the Exchange and affiliates.

As of December 31, 2019, the Exchange has gross U.S. federal net operating loss carry-forwards of $1 million and gross state and local net operating loss carry-forwards of $3 million. The net operating loss begins to expire in 2021.

For the year ended December 31, 2019, the unrecognized tax benefits increased by $1 million to a total ending balance of $15 million.

The Exchange recognizes accrued interest and penalties related to uncertain tax positions as a component of income tax expense. For the year ended December 31, 2019, the Exchange recognized $1 million of tax expense for interest and penalties. Accrued interest and penalties were $8 million as of December 31, 2019. Tax years prior to 2010 no longer remain subject to examination by tax authorities.

6. Related Parties

The Exchange has agreements with ICE and other affiliates who are wholly-owned subsidiaries of ICE to support the operations of the Exchange. These subsidiaries of ICE also make payments to vendors on behalf of the Exchange and the Exchange also makes payments to vendors on

6. Related Parties (continued)

behalf of these subsidiaries. The Parent also pays or recovers federal and certain state and local unitary income taxes on behalf of the Exchange.

The Exchange has agreements with ICE and New York Stock Exchange LLC for them to provide management and technical support services to the Exchange. The expenses incurred by ICE and New York Stock Exchange LLC primarily relate to salary, wages and benefits of the employees involved in performing or directly supervising services, hosting costs, regulatory service costs, as well as other direct and overhead costs. During the year ended December 31, 2019, expenses of $86 million have been recorded by the Exchange in connection with these agreements and are reflected as affiliate expenses in the accompanying consolidated statement of net income.

The Exchange acts as a routing agent of New York Stock Exchange LLC and NYSE American LLC by routing orders to other execution venues that contain the best bid or offer in the market. The Exchange earns routing fees from its affiliates representing a markup of actual routing costs charged by other execution venues. During the year ended December 31, 2019, revenues of $15 million have been recorded by the Exchange in connection with these agreements and are reflected as affiliate revenues in the accompanying consolidated statement of net income.

At December 31, 2019, the Exchange had a $272 million net payable related to these agreements. We record affiliate payable and receivable as net on the accompanying balance sheet because there is a right of offset for all intercompany amounts amongst all related party entities. Further, we have the ability and do at times settle intercompany amounts in this manner.

As of December 31, 2019, the Exchange had a loan receivable from the Parent of $1,105 million. Amounts were borrowed by Parent to fund its operations under a revolving line of credit that bears interest equal to the three month LIBOR rate applied to the principal amount outstanding. During the year ended December 31, 2019, interest income of $23 million has been recorded and is reflected as interest and other income, net in the accompanying consolidated statement of net income.

7. Notes Receivable

In 2016, the SEC approved a plan to establish a market-wide consolidated audit trail, or CAT, to improve regulators' ability to monitor trading activity. In 2018, the first phase of implementation went live and required SRO participants to begin reporting to the CAT. Funding of the implementation and operation of the CAT is ultimately expected to be provided by both the SROs and broker-dealers. To date, however, funding has been provided solely by the SROs, partly in exchange for promissory notes. Due to delays and failures in implementation and functionality by the original plan processor, as well as recently published proposals by the SEC

7. Notes Receivable (continued)

for an amended timeline and implementation structure, we believed the risk that execution venues are not reimbursed has increased and we therefore recorded promissory note impairment charges of $6 million in 2019. Until the SEC approves a funding model that shares the cost of the CAT between the SROs and broker-dealers, the Exchange may continue to incur additional costs, which may become significant and may not be reimbursed. As of December 31, 2019, the Exchange has accrued approximately $1 million as a receivable in connection with our portion of expenses related to the CAT implementation.

8. Regulatory Requirements

The Exchange has two indirect subsidiaries that are registered broker-dealers under the Securities Act of 1934; Archipelago Securities LLC ("AS") and Archipelago Trading Services, Inc. ("ATS"). AS acts as a routing agent for various entities of the Parent. ATS operates an Alternative Trading System designed particularly to facilitate trading of small-cap securities typically traded on the Over-the-Counter Bulletin Board market. As of December 31, 2019 AS and ATS had net capital of $19.8 million and $5.0 million, respectively, which was $19.6 million and $4.9 million in excess of the net capital requirement, respectively.

During the year ended December 31, 2019, a capital contribution of $10 million was made from the Parent to AS to support collateral requirements of their clearing operations.

9. Property & Equipment

The property and equipment balance as of December 31, 2019 includes the purchase price accounting adjustments made in connection with the ICE acquisition on November 13, 2013 (Note 2). Components of property and equipment as of December 31, 2019 were as follows (in millions):

Computers and equipment	$ 60
Software, including software development costs	26
Leasehold improvements	9
Furniture and fixtures	1
Right-of-use lease assets	8
	104
Less: accumulated depreciation and amortization	(72)
Total property, plant and equipment at December 31, 2019	$ 32

For the year ended December 31, 2019, depreciation expense was $12 million.

10. Benefits

ICE assumed the Parent's defined contribution plans for which most employees of the Exchange contribute a portion of their salary within legal limits. The Exchange matches an amount equal to 100% of the first 6% of eligible contributions. Total contributions and expense made for the year ended December 31, 2019 were $8 million related to the Parent's defined contribution plans.

11. Commitments and Contingencies

The Exchange is from time to time subject to legal and regulatory proceedings that arise in the ordinary course of business. However, the Exchange does not believe that the resolution of these matters will have a material adverse effect on the Exchange's consolidated balance sheet, consolidated statement of net income, or liquidity. It is possible however, that future results of operations could be materially and adversely affected by any new developments relating to the legal proceedings and claims. The Exchange leases office space under non-cancelable operating leases and equipment that expire at various dates (Note 2). For the year ended December 31, 2019, rent and occupancy expense was $2 million.

12. Subsequent Events

Subsequent to December 31, 2019, there has been a global coronavirus outbreak (COVID-19) that may have an impact on the Exchange's operations, the extent of which will depend on future developments. As of the date of issuance, the outbreak is still evolving and thus there is uncertainty as to its ultimate impact on the Exchange.

The Exchange has evaluated subsequent events and transactions through June 18, 2020, the date the financial statements were issued, and determined that no other events or transactions, except as noted above, met the definition of a subsequent event for purpose of recognition or disclosure in these financial statements.

EXHIBIT K

ACCOMPANYING AMENDMENT TO FORM 1 REGISTRATION STATEMENT

OF

NYSE ARCA, INC.

JUNE 2020

EXHIBIT K

The ownership structure of NYSE Arca, Inc. is as follows:

1. Full legal name: NYSE Group, Inc.

2. Title or status: Delaware corporation

3. Date title or status was acquired: April 13, 2013, as a result of the merger of NYSE Arca Holdings, Inc. with and into NYSE Group, Inc.

4. Approximate ownership interest: 100%

5. Whether the person has control: Yes, NYSE Group, Inc. has control

EXHIBIT M

ACCOMPANYING AMENDMENT TO FORM 1 REGISTRATION STATEMENT

OF

NYSE ARCA, INC.

JUNE 2020

EXHIBIT M

An alphabetical listing of the members and member organizations of NYSE Arca, Inc., containing information including the name, date of election, principal place of business, and information with respect to the activities in which the members and member organizations are primarily engaged, is maintained and kept up to date, and will be made available to the Securities and Exchange Commission upon request.

In addition, a list of member organizations is publicly available on the Exchange's website at www.NYSE.com.

EXHIBIT N

ACCOMPANYING AMENDMENT TO FORM 1 REGISTRATION STATEMENT

OF

NYSE ARCA, INC.

JUNE 2020

EXHIBIT N

A schedule of NYSE Arca, Inc.'s securities admitted to trading is publicly available on the Exchange's website at www.NYSE.com.

A list of such securities is also maintained by the Exchange, is kept up to date, and will be made available to the Securities and Exchange Commission and the public on request.

Martha Redding
Associate General Counsel
Assistant Secretary

New York Stock Exchange
11 Wall Street
New York, NY 10005
T + 1 212 656 2938
F + 1 212 656 8101
Martha.Redding@theice.com

June 29, 2020

VIA KITEWORKS

U.S. Securities and Exchange Commission
Division of Market Regulation
Office of Market Supervision
100 F Street, NE
Washington, D.C. 20549

Re: ICE Organizational Chart

In connection with the 2020 amendments to the Form 1 applications pursuant to Rule 6a-2 under the Securities Exchange Act of 1934 (the "Act") for New York Stock Exchange LLC ("NYSE"), NYSE American LLC ("NYSE American"), NYSE Arca, Inc. ("NYSE Arca"), NYSE Chicago, Inc. ("NYSE Chicago"), and NYSE National, Inc. ("NYSE National" and collectively, the "Exchanges"), the Exchanges hereby are providing an organizational chart of Intercontinental Exchange, Inc. ("ICE"), the Exchanges' parent company, as of June 2020 (the "ICE Organizational Chart").

In April 2017, the Securities and Exchange Commission granted NYSE, NYSE American, NYSE Arca, and NYSE National a conditional exemption from certain requirements of Rule 6a-2 under the Act.[1] In April 2019, NYSE Chicago was granted a substantially similar exemption.[2] Pursuant to such exemptions, the Exchanges are providing the ICE Organizational Chart, as a supplement to the above-mentioned amendments to the Form 1 applications. The ICE Organizational Chart amends the previously provided information setting forth the affiliation of the foreign indirect affiliates of the Exchanges.[3]

If you have questions, please do not hesitate to contact Martha Redding, Associate General Counsel and Assistant Secretary, at (212) 656-2938 or martha.redding@theice.com

Sincerely,
Martha Redding

Enclosure

---

1 See Securities Exchange Act Release No. 80536 (April 27, 2017), 82 FR 20671 (May 3, 2017) (order granting application by New York Stock Exchange LLC, NYSE MKT LLC, NYSE Arca, Inc., and NYSE National, Inc., respectively, for a conditional exemption pursuant to Section 36(a) of the Exchange Act from certain requirements of Rule 6a–2 under the Exchange Act).

2 See Securities Exchange Act Release No. 85611 (April 11, 2019), (order granting application by NYSE Chicago, Inc. for a conditional exemption pursuant to Section 36(a) of the Exchange Act from Certain Requirements of Rule 6a-2 under the Exchange Act).

3 See id. at 5, and 82 FR 20671, at 20672.

ICE Corporate Structure as of June 2020

ALL SUBSIDIARIES ARE 100% WHOLLY CONTROLLED UNLESS OTHERWISE INDICATED


INTERCONTINENTAL EXCHANGE, INC.(7) (NYSE: ICE)
Simplifile Holdings, Inc.
SF Blocker 1 LLC
SF Blocker 2 LLC
Simplifile LC (92.4% Simplifile Holdings, Inc., 4.2% SF Blocker 1 LLC, 3.4% SF Blocker 2 LLC)
ICE Mortgage Services, LLC
MERSCORP Holdings, Inc.
Mortgage Electronic Registration Systems, Inc.
Interactive Data Holdings Corporation (Refer to page 4 for full structure)
INTERCONTINENTAL EXCHANGE HOLDINGS, INC.
Hawk Enterprises 1, Inc.
Hawk Enterprises 2, LLC
Securities Evaluations, Inc.(5)
Intercontinental Exchange Property Protection, Inc.
ICE Data Derivatives, Inc.
Intercontinental Exchange Israel Ltd.
Super Derivatives (Singapore) Pte. Ltd.
Super Derivatives (India) Private Limited (99.99% Super Derivatives, Inc., 0.01% Super Derivatives (Singapore) Pte. Ltd.)
Super Derivatives UK Limited
Super Derivatives (Australia) Pty Limited
ICE Data Indices, LLC
ICE 5660, LLC
ICE 4165, LLC
Enterprises Aviation, LLC
BAKKT Holdings, LLC (90.6% Intercontinental Exchange Holdings, Inc.) (Refer to page 5 for full structure)
BAKKT Management Holdings, LLC
BAKKT Management, LLC
ICE eConfirm LLC
ICE Brazil Technology, LLC
ICE Trade Vault, LLC(3)
10531561 Canada Inc.
CalRock Brokers Inc.(6)
ICE NGX Canada Inc.(3,17)
ICE NGX U.S. Inc.
Alberta Watt Exchange Ltd.
DCFB LLC
ICE Markets Inc.
ICE Markets Corporation
ICE Data Management Group, LLC
ICE Data Investment Group, LLC
ICE Data, LP Controller: ICE Data Mgmt Grp, LLC (1% GP/ICE Data Investment Grp, LLC 99%LP)
Pit Trader, LLC
ICE U.S. OTC Commodity Markets, LLC
Chatham Energy, LLC
ICE Futures U.S., Inc.(3) (fka Board of Trade of City of New York, Inc.)
ICE Clear U.S., Inc.(3) (fka New York Clearing Corporation, Inc.)
eCops, LLC
New York Futures Clearing Corporation (Dormant)
Commodities Exchange Center (Dormant)
NYSE LIFFE Holdings, LLC
NYSE LIFFE US LLC
BRIX Holding Company, LLC
ICE Execution Services, LLC (fka Ballista Securities LLC)
Ballista Holdings, LLC
Trebuchet Holdings, LLC
ICE Middle East Investments, LLC
ICE Futures Abu Dhabi Holdings Limited (60% ICE Middle East Investments, LLC)
ICE Futures Abu Dhabi Limited(20)
ICE U.S. Holding Company GP LLC
ICE US Holding Company LP LLC
ICE U.S. Holding Company LP <1% Class A: ICE US Holding Company GP LLC (as GP) >99% Class A: Intercontinental Exchange Holdings, Inc. (as LP) 37.5% Class B: ICE US Holding Company LP LLC 9% Class B: Creditex Group Inc. 53.5% Class B: Third-Party Companies
The Clearing Corporation(3) (Dormant)
ICE Clear Credit LLC(3, 5)
Guaranty Clearing Corporation (Dormant(3))
onExchange Board of Trade (Dormant(3))
onExchange Clearing Corporation (Dormant(3))
Radiate, Inc.
Creditex Holdco, LLC
Creditex Holdco Limited
Creditex Group, Inc.
ICE Processing, LLC (fka T-Zero Processing Services, LLC)
Creditex, LLC
CreditTrade, Inc.
QW Holdings, LLC
Creditex Singapore Pte Limited
ICE Bonds Securities Corporation (fka Creditex Securities Corporation)(3, 4, 5, 6 & 18)
Q-WIXX B Sub, LLC
Q-WIXX International Limited
TradeCapture OTC Holdings, Inc.
TradeCapture OTC Corp
Tap and Trade, Inc.
ICE ETF Hub, LLC
ICE Securities Execution & Clearing, LLC (4, 5, 18)
TheDebtCenter, L.L.C.
TMC Bonds, L.L.C. (4, 5, 18, 19)
ICE Swap Trade, LLC(3)
ICE Credit Hub, LLC
NYSE Holdings LLC (Refer to Page 2 for full structure)
Intercontinental Exchange International, Inc. <1% CreditTrade, Inc., >99% NYSE Holdings LLC
ICE Data Services India Private Limited (99% Intercontinental Exchange International, Inc.; 1% Intercontinental Exchange Holdings, Inc.)
ICE UK GP, LLC
ICE UK LP, LLC
ICE Europe Partners LP (ICE UK GP, LLC >99%, ICE UK LP, LLC <1%, NYSE Holding BV <1%)
ICE Europe Parent Limited
Refer to Page 3 for full ICE Europe Parent Ltd Org Structure
KEY TO REGULATED ENTITIES
1 MANITOBA SECURITIES COMMISSION
2 UK FINANCIAL CONDUCT AUTHORITY
3 US COMMODITY FUTURES TRADING COMMISSION (CFTC)
4 US FINANCIAL INDUSTRY REGULATORY AUTHORITY (FINRA)
5 US SECURITIES AND EXCHANGE COMMISSION (SEC)
6 NATIONAL FUTURES ASSOCIATION (NFA)
7 Publicly listed company subject to the rules and requirements of the NYSE and SEC
8 BANK OF ENGLAND (BoE)
9 FCA Regulated Recognised Investment Exchange (RIE)
10 BoE Supervised Recognised Clearing House (RCH)
11 FEDERAL RESERVE BOARD OF GOVERNORS
12 MONETARY AUTHORITY OF SINGAPORE
13 NETHERLANDS AUTHORITY FOR THE FINANCIAL MARKETS
14 DE NEDERLANDSCHE BANK (THE DUTCH CENTRAL BANK)
15 ESMA REGISTERED TRADE REPOSITORY
16 AUSTRALIA SECURITIES AND INVESTMENTS COMMISSION (ASIC)
17 ALBERTA SECURITIES COMMISSION
18 MUNICIPAL SECURITIES RULEMAKING BOARD
19 NEW YORK STATE DEPARTMENT OF FINANCIAL SERVICES
20 ABU DHABI GLOBAL MARKETS (ADGM) FINANCIAL SERVICES REGULATORY AUTHORITY
21 MULTISTATE MONEY TRANSMITTER REGULATORS
UNITED STATES
FOREIGN AFFILIATE

ICE Corporate Structure as of June 2020

ALL SUBSIDIARIES ARE 100% WHOLLY CONTROLLED UNLESS OTHERWISE INDICATED


INTERCONTINENTAL EXCHANGE, INC.(7)
(NYSE: ICE)
INTERCONTINENTAL EXCHANGE HOLDINGS, INC.
NYSE Holdings LLC
Intercontinental-Exchange International, Inc. <1% CreditTrade, Inc., >99% NYSE Holdings LLC
NYSE Group, Inc.
NYSE (International) B.V.
NYSE (Holding) BV
NYSE Finance BV
NYSE IP LLC
ICE UK GP, LLC
ICE UK LP, LLC
ICE Data Services India Private Limited (99% IntercontinentalExchange International, Inc.; 1% Intercontinental Exchange Holdings, Inc.)
ICE Europe Partners LP (ICE UK GP, LLC >99%, ICE UK LP, LLC <1%, NYSE Holding BV <1%)
ICE Europe Parent Limited
Refer to Page 3 for full ICE Europe Parent Ltd Org Structure
Wombat Technologies Development Limited
NYSE ARCA LLC
NYSE Arca, Inc(5)
NYSE American LLC (formerly NYSE MKT LLC)(5)
NYSE Amex Options LLC (47.2% NYSE American LLC, 52.8% NYSE Market (DE), Inc.)
PDR Services LLC
New York Stock Exchange LLC(5)
NYSE Market (DE), Inc.
FINRA/NYSE Trade Reporting Facility LLC (4, 5)
Stock Clearing Corporation
Securities Industry Automation Corporation
NYSE Technologies Connectivity, Inc.
Archipelago Trading Services, Inc. (4, 5)
Archipelago Securities LLC (4, 5)
NYSE National, Inc.(5)
NSX Securities LLC
NYSE Chicago Holdings, Inc.
NYSE Chicago, Inc. (5)
CHXBD, LLC (4)
KEY TO REGULATED ENTITIES
1 MANITOBA SECURITIES COMMISSION
2 UK FINANCIAL CONDUCT AUTHORITY
3 US COMMODITY FUTURES TRADING COMMISSION
4 US FINANCIAL INDUSTRY REGULATORY AUTHORITY (FINRA)
5 US SECURITIES AND EXCHANGE COMMISSION
6 NATIONAL FUTURES ASSOCIATION (NFA)
7 Publicly listed company subject to the rules and requirements of the NYSE and SEC
8 BANK OF ENGLAND (BoE)
9 FCA Regulated Recognised Investment Exchange (RIE)
10 BoE Supervised Recognised Clearing House (RCH)
11 FEDERAL RESERVE BOARD OF GOVERNORS
12 MONETARY AUTHORITY OF SINGAPORE
13 NETHERLANDS AUTHORITY FOR THE FINANCIAL MARKETS
14 DE NEDERLANDSCHE BANK (THE DUTCH CENTRAL BANK)
15 ESMA REGISTERED TRADE REPOSITORY
16 AUSTRALIA SECURITIES AND INVESTMENTS COMMISSION (ASIC)
UNITED STATES
FOREIGN AFFILIATE

ICE Corporate Structure as of June 2020

ALL SUBSIDIARIES ARE 100% WHOLLY CONTROLLED UNLESS OTHERWISE INDICATED

KEY TO REGULATED ENTITIES

1	MANITOBA SECURITIES COMMISSION
2	UK FINANCIAL CONDUCT AUTHORITY
3	US COMMODITY FUTURES TRADING COMMISSION
4	US FINANCIAL INDUSTRY REGULATORY AUTHORITY (FINRA)
5	US SECURITIES AND EXCHANGE COMMISSION
6	NATIONAL FUTURES ASSOCIATION (NFA)
7	Publicly listed company subject to the rules and requirements of the NYSE and SEC
8	BANK OF ENGLAND (BoE)
9	FCA Regulated Recognised Investment Exchange (RIE)
10	BoE Supervised Recognised Clearing House (RCH)
11	FEDERAL RESERVE BOARD OF GOVERNORS
12	MONETARY AUTHORITY OF SINGAPORE
13	NETHERLANDS AUTHORITY FOR THE FINANCIAL MARKETS
14	DE NEDERLANDSCHE BANK (THE DUTCH CENTRAL BANK)
15	ESMA REGISTERED TRADE REPOSITORY
16	AUSTRALIA SECURITIES AND INVESTMENTS COMMISSION (ASIC)


ICE Europe Parent Limited
Aether IOS Limited
NYSE Brazil Holding BV
5509794 Manitoba Inc.
ICE Futures Canada, Inc.
ICE Clear Canada, Inc.
Exchange Participations Limited (Aether IOS Limited owns 100% of issued ordinary shares; the preferred shareholders are: ICE Futures Europe owns 46%; ICE Futures U.S., Inc. owns 18%, ICE Endex Markets B.V. owns 18% & ICE Endex Gas Spot Ltd. owns 18%)
Intercontinental Exchange Germany GmbH
ICE Processing International Limited (fka T-Zero International Limited)
IntercontinentalExchange Holdings (Aether IOS Limited owns 100% of issued ordinary shares; Exchange Participations Limited owns 100% of issued preferred shares)
Creditex UK Limited
Creditex Brokerage Holdco Ltd
Creditex Brokerage LLP (2, 3 & 6) Designated Members: Creditex UK Ltd and Creditex Brokerage Holdco
Intercontinental Exchange Switzerland GmbH
ICE Overseas Limited
ICE Endex Holding B.V.
ICE Endex Markets B.V.(13, 14)
ICE Endex Gas Spot Ltd.
Intercontinental Exchange Belgium BVBA
ICE Asia Holdings Limited
ICE Singapore Holdings Pte. Ltd (12)
ICE Futures Singapore Pte. Ltd (12)
ICE Clear Singapore Pte. Ltd (12)
ICE Data Derivatives UK Limited
Quotevision Limited
Financial Data Exchange Limited
Credit Market Analysis USA, Inc.
ICE Clear Netherlands B.V. (13,14)
ICE Markets Limited(2)
ICE Clear Europe Limited(3, 5 &10)
ICE Clear EU CDS LLP (ICE Clear Europe Limited 50%, IntercontinentalExchange Holdings 50%)
ICE Clear UK Limited (DORMANT)
ICE Futures Holdings Limited
ICE Education Limited
International Petroleum Exchange Limited (DORMANT)
ICE Futures Holdco No. 1 Limited
ICE Futures Holdco No. 2 Limited
ICE Futures Europe (ICE Futures Holdco No. 1 Ltd >99%, ICE Futures Holdco No. 2 Ltd <1%)(9)
ICE Futures Limited (DORMANT)
ICE Data Services Limited
ICE Data Holdings Ltd (ICE Data Services Ltd 80%, ICE Holdings 20%)
ICE Data LLP (ICE Data Holdings Ltd 99%, ICE Holdings 1%)
Finexeo UK Limited
ICE Trade Vault Europe Limited(15)
The International Petroleum Exchange of London Limited (DORMANT)
IPE Holdings Limited (DORMANT)
Climate Exchange Limited (DORMANT)
ECX Limited (DORMANT)
Climate Exchange plc
European Climate Exchange Limited (Climate Exchange plc 49%, Chicago Climate Exchange 51%)
European Climate Exchange (London) Limited
Climate Exchange (Europe) Limited
Insurance Futures Exchange Services Limited
Climate Spot Markets Limited
Climate Spot Exchange Limited (DORMANT)
Chicago Climate Exchange, Inc.
Chicago Climate Futures Exchange, LLC(3) (Dormant)
NYSE Holdings UK Limited
NYSE (UK) Limited
LIFFE (Holdings) Limited
LIFFE Services Limited
LIFFE Administration and Management(9)
Imperium Centre Limited
ICE Benchmark Administration Limited(2)
UNITED STATES
FOREIGN AFFILIATE

ICE Corporate Structure as of June 2020

ALL SUBSIDIARIES ARE 100% WHOLLY CONTROLLED UNLESS OTHERWISE INDICATED


INTERCONTINENTAL EXCHANGE, INC.(7)
(NYSE: ICE)
Interactive Data Holdings Corporation
Igloo Intermediate Corporation
ICE Data Services, Inc.
Interactive Data Real-Time Group, Inc.
IDS International, Inc.
ICE Data Connectivity & Feeds, Inc.
ICE Data Analytics, LLC
Interactive Data Online Properties, Inc.
ICE Data Pricing & Reference Data, LLC (5)
IDCO Canada Holdings Inc.
Interactive Data Luxembourg Holding S.A.R.L
ICE Data Services Wireless LLC
ICE Atrium Inc.
NYSE Technologies Canada Ltd.
Interactive Data Canada Inc.
Interactive Data Luxembourg Management S.A.R.L
StrikeNET LLC
Electric Railroad LLC
Glacier Lake Transmission Services Ltd.
Highway Networks LLC
Internet Services Telco LLC
Strike Network Services LLC
Wireless Internetwork LLC
IDCO Worldwide Holdings Ltd.
IDCO Overseas Holdings Ltd.
ICE Data Services Ireland Limited
ICE Data Services Europe Limited
ICE Data Services Jersey Limited
ICE Data Services Hong Kong Limited
ICE Data Services Australia Pty Ltd (16)
ICE Data Desktop Solutions Limited (2)
ICE Data Services France SAS
ICE Data Services Singapore Pte Ltd
ICE Data Services Japan KK
ICE Data Services Italy S.r.l
Interactive Data Finance (UK) Ltd.
UNITED STATES
FOREIGN AFFILIATE

KEY TO REGULATED ENTITIES

1	MANITOBA SECURITIES COMMISSION
2	UK FINANCIAL CONDUCT AUTHORITY
3	US COMMODITY FUTURES TRADING COMMISSION (CFTC)
4	US FINANCIAL INDUSTRY REGULATORY AUTHORITY (FINRA)
5	US SECURITIES AND EXCHANGE COMMISSION (SEC)
6	NATIONAL FUTURES ASSOCIATION (NFA)
7	Publicly listed company subject to the rules and requirements of the NYSE and SEC
8	BANK OF ENGLAND (BoE)
9	FCA Regulated Recognised Investment Exchange (RIE)
10	BoE Supervised Recognised Clearing House (RCH)
11	FEDERAL RESERVE BOARD OF GOVERNORS
12	MONETARY AUTHORITY OF SINGAPORE
13	NETHERLANDS AUTHORITY FOR THE FINANCIAL MARKETS
14	DE NEDERLANDSCHE BANK (THE DUTCH CENTRAL BANK)
15	ESMA REGISTERED TRADE REPOSITORY
16	AUSTRALIA SECURITIES AND INVESTMENTS COMMISSION (ASIC)
17	ALBERTA SECURITIES COMMISSION
18	MUNICIPAL SECURITIES RULEMAKING BOARD
19	NEW YORK STATE DEPARTMENT OF FINANCIAL SERVICES
20	ABU DHABI GLOBAL MARKETS (ADGM) FINANCIAL SERVICES REGULATORY AUTHORITY
21	MULTISTATE MONEY TRANSMITTER REGULATORS

ICE Corporate Structure as of June 2020

ALL SUBSIDIARIES ARE 100% WHOLLY CONTROLLED UNLESS OTHERWISE INDICATED


INTERCONTINENTAL EXCHANGE, INC.(7)
(NYSE: ICE)
Intercontinental Exchange Holdings, Inc.
BAKKT Holdings, LLC (90.6% Intercontinental Exchange Holdings, Inc.)
BAKKT, LLC
DACC Technologies, Inc.
Bridge2 Solutions, LLC
Bakkt Trust Company LLC (19)
B2S Direct, LLC
BAKKT Trade, LLC
Bridge2 Solutions Australia Pty. Ltd.
BAKKT Marketplace, LLC (21)
B2S Canada, LLC
BAKKT Clearing, LLC(3, 6)
Digital Asset Custody Company, Inc.
B2S Resale, LLC
Aspire Loyalty Travel Solutions, LLC
Bridge2 Solutions Canada, Ltd.

KEY TO REGULATED ENTITIES

1	MANITOBA SECURITIES COMMISSION
2	UK FINANCIAL CONDUCT AUTHORITY
3	US COMMODITY FUTURES TRADING COMMISSION (CFTC)
4	US FINANCIAL INDUSTRY REGULATORY AUTHORITY (FINRA)
5	US SECURITIES AND EXCHANGE COMMISSION (SEC)
6	NATIONAL FUTURES ASSOCIATION (NFA)
7	Publicly listed company subject to the rules and requirements of the NYSE and SEC
8	BANK OF ENGLAND (BoE)
9	FCA Regulated Recognised Investment Exchange (RIE)
10	BoE Supervised Recognised Clearing House (RCH)
11	FEDERAL RESERVE BOARD OF GOVERNORS
12	MONETARY AUTHORITY OF SINGAPORE
13	NETHERLANDS AUTHORITY FOR THE FINANCIAL MARKETS
14	DE NEDERLANDSCHE BANK (THE DUTCH CENTRAL BANK)
15	ESMA REGISTERED TRADE REPOSITORY
16	AUSTRALIA SECURITIES AND INVESTMENTS COMMISSION (ASIC)
17	ALBERTA SECURITIES COMMISSION
18	MUNICIPAL SECURITIES RULEMAKING BOARD
19	NEW YORK STATE DEPARTMENT OF FINANCIAL SERVICES
20	ABU DHABI GLOBAL MARKETS (ADGM) FINANCIAL SERVICES REGULATORY AUTHORITY
21	MULTISTATE MONEY TRANSMITTER REGULATORS

UNITED STATES

FOREIGN AFFILIATE